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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2002, and the one-day period ended December 31, 2002
OR
☐ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission File Number 001-15577

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

Qwest Savings & Investment Plan

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Qwest Communications International Inc.
1801 California, Denver, Colorado 80202
303-992-1400

REQUIRED INFORMATION

The Qwest Savings & Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan as of December 31, 2002, December 30, 2002 and 2001, for the one-day period ended December 31, 2002 and the year ended December 30, 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.

Independent Auditors' Report

The Employee Benefits Committee
Qwest Communications International Inc.:

We have audited the accompanying statements of net assets available for benefits of the Qwest Savings & Investment Plan (the Plan) as of December 31, 2002 and December 30, 2002, and the related statements of changes in net assets available for benefits for the one-day period ended December 31, 2002 and the year ended December 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The December 30, 2001 financial statements of the Qwest Savings & Investment Plan were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those statements dated June 26, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Qwest Savings & Investment Plan as of December 31, 2002 and December 30, 2002, and the changes in net assets available for benefits for the one-day period ended December 31, 2002 and the year ended December 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules Schedule H, Line 4i-schedule of assets (held at end of year) as of December 31, 2002 and December 30, 2002, Schedule H, Line 4j-schedule of reportable transactions for the year ended December 30, 2002 and Schedule G, Part III-schedule of nonexempt transactions for the year ended December 30, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management and have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
June 27, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Benefits Committee of
Qwest Communications International Inc.:

We have audited the accompanying statements of net assets available for benefits of the Qwest Savings & Investment Plan (the "Plan") (formerly known as the U S WEST Savings Plan/ESOP) as of December 30, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year), assets (acquired and disposed of within the plan year), reportable transactions, and nonexempt transactions as of December 30, 2001 or for the year ended December 30, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Denver, Colorado,
        June 26, 2002.

The report of Arthur Andersen LLP (Andersen) is a copy of a report previously issued by Andersen on June 26, 2002. The report has not been reissued by Andersen nor has Andersen consented to its inclusion in this Annual Report on Form 11-K. The Andersen report refers to the statement of net assets available for benefits as of December 30, 2000 and the statement of changes in net assets available for benefits for the year ended December 30, 2001 which are no longer included in the accompanying financial statements.

QWEST SAVINGS & INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Thousands of Dollars)

	December 31, 2002	December 30, 2002	December 30, 2001
ASSETS
Investments (See Notes 2, 3, 4, 5 and 11):
Qwest Communications International Inc. Common Stock (Note 11)	$419,347	$426,266	$993,980
AT&T Corporation Common Stock	44,446	44,344	210,661
U S Government obligations	118,240	116,223	44,878
Bank and insurance company contracts	752,992	759,184	745,233
Capital Guardian International Equity	191,534	190,482	245,831
Barclays Global Investors Equity Index Fund	575,357	574,999	840,146
Other marketable securities	270,356	271,007	418,896
Investment in Master Trust (Note 4)	81,612	81,345	67,366
Loans to plan participants	85,400	86,837	109,903
Temporary investments	109,642	105,746	52,758

Total Investments	2,648,926	2,656,433	3,729,652
Receivables:
Employee and employer contributions, net of forfeitures	4,336	4,336	2,575
Fund and other transfers, net	852	852	629
Dividends and interest	2,072	1,971	3,870
Receivables for investments sold	22,199	21,563	2,372

Total Receivables	29,459	28,722	9,446

Total Assets	2,678,385	2,685,155	3,739,098
LIABILITIES
Unclaimed distributions	—	—	(175)
Expenses payable	(2,240)	(2,214)	(3,508)
Payables for securities purchased	(69,114)	(68,584)	(10,022)
Other liabilities	(163)	(163)	—

Total Liabilities	(71,517)	(70,961)	(13,705)

Net Assets Available for Benefits	$2,606,868	$2,614,194	$3,725,393

See accompanying notes to financial statements.

QWEST SAVINGS & INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Thousands of Dollars)

	One-Day Period Ended December 31, 2002	Year Ended December 30, 2002
ADDITIONS
Employee contributions	$3,865	$191,808
Employer contributions, net of forfeitures applied	1,481	85,940
Rollovers	—	25,424
Transfers, net and other	(3,508)	1,766

Total additions	1,838	304,938

INCOME (LOSS)
Interest and other dividends	285	59,285
Net depreciation in fair value of investments (Notes 2 and 3)	(7,426)	(908,870)
Plan's share of the income, expenses, and net appreciation (depreciation) in fair value of investments of the Master Trust (Note 4)	382	(21,863)

Total loss	(6,759)	(871,448)

Total additions and loss	(4,921)	(566,510)

DEDUCTIONS
Plan expenses	(26)	(9,434)
Participant distributions	(2,379)	(535,255)

Total deductions	(2,405)	(544,689)

Net Decrease	(7,326)	(1,111,199)
Net Assets Available for Benefits at beginning of period	2,614,194	3,725,393

Net Assets Available for Benefits at end of period	$2,606,868	$2,614,194

See accompanying notes to financial statements.

Qwest Savings & Investment Plan
NOTES TO FINANCIAL STATEMENTS
(Amounts in Thousands of Dollars)

1.
Plan Description:

  The following is a brief description of the Qwest Savings & Investment Plan ("QSIP" or the "Plan") and provides general information only. Participants and all others should refer to the Plan Document for a more complete description of the Plan's provisions.

  General

  The Plan was established by U S WEST, Inc. ("U S WEST") and amended by Qwest Communications International Inc. ("Qwest" or the "Company") during 2001 to provide a convenient way for employees to save on a regular and long-term basis. The Plan is a defined contribution plan and covers substantially all of the employees of Qwest.

  Qwest acquired U S WEST on June 30, 2000 (the "Merger"). The individuals who were employed by U S WEST at the time of the Merger became employees of Qwest by operation of law. The Qwest employees at the time of the Merger continued to participate in the employee benefit plans maintained by Qwest prior to the Merger and were not eligible employees of this plan prior to midnight December 30, 2001 (see Plan Merger below).

  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

  Plan Amendments

  Effective December 30, 2000, the Plan year was changed to the 12 consecutive month period commencing on December 31 and ending on the following December 30. The period commencing January 1, 2000 and ending December 30, 2000 was a short Plan year.

  Effective January 1, 2003 the Plan Year was changed to a year commencing on January 1 and ending on December 31. As a result, the Plan has included a statement of net assets available for benefits as of December 31, 2002 and a statement of changes in net assets available for benefits for the one-day period ended December 31, 2002.

  Effective January 1, 2001 the limit on management employee contributions was increased from a maximum of 16% to a maximum of 18% of eligible compensation. The limit on occupational (union or bargained for) employee contributions is 16% of eligible compensation.

  Effective May 31, 2001, a Master Trust ("MT") was established to hold certain assets of the Plan and the Qwest Pension Plan as further described in Note 4.

  Effective June 30, 2001, a number of new investment funds were established under the Plan, reflecting a revised set of investment opportunities available to Plan participants.

  Effective November 19, 2001, the name of the U S WEST Savings Plan/ESOP was changed to the Qwest Savings & Investment Plan.

  Effective December 31, 2001, the plan was modified for management employees to automatically enroll the employee into the plan on the first full pay period after the hire date.

  Effective April 8, 2002 the Plan was amended to allow all participants the ability to transfer the value of the Qwest common stock, which was received as the Company match, to any fund available for investment within the Plan.

  Effective August 7, 2002 no participant can direct any investment into Qwest shares until further notice from the Company.

  Eligibility, Contributions, and Vesting

  Effective January 1, 2001, management employees are eligible to enter the Plan immediately (on their hire date). Occupational employees are eligible to enter the plan after completion of three months of service with the Company. Effective January 1, 2001, occupational employees and management employees may designate up to 16% and 18% respectively, of their eligible compensation as contributions to the Plan. In general, the Company provides a matching contribution in Qwest common stock or cash. Participant contributions up to 3% of a management employee's eligible compensation receive a 100% Company match. Participant contributions up to 6% of an occupational employee's eligible compensation receive an 81% Company match. Any management and occupational employee contributions in excess of 3% and 6% respectively, of eligible compensation, do not receive a Company match. Management employees are eligible for the Company matching contribution immediately upon hire date. Generally, occupational employees are eligible for the Company matching contribution after completion of one year of service. Effective January 1, 2001, a management participant is 100% vested in Company contributions immediately upon entrance into the Plan. An occupational participant becomes 100% vested in Company contributions after completion of three years of service with the Company. Employee contributions may either be before-tax or after-tax, or a combination of both. Before-tax employee contributions in 2002 are limited to $11 as provided in Section 402(g) of the Internal Revenue Code.

  Plan Merger

  The Qwest Communications 401(k) Savings Plan ("Qwest Plan") and related net assets of $121,220 merged into the QSIP effective midnight December 30, 2001. All participants' account balances in the Qwest Plan transferred into the QSIP. Merrill Lynch Trust Company, FSB ("Merrill Lynch") ceased to be the trustee and recordkeeper for the Qwest Plan.

  Investment Options

  Participants are able to invest in the following investment options:

  •
  Interest Income Fund—This fund emphasizes relatively stable, predictable income by investing in high-quality investment contracts and other fixed income investments with a diversified group of insurance companies, banks and other financial institutions.

  •
  Bond Fund—This fund is designed to offer the investor long-term preservation of capital while providing greater current income and yield by investing in a broadly diversified portfolio of fixed-income instruments of varying maturities.

  •
  Conservative Asset Allocation Fund—This fund seeks to provide current income and short-term stability of capital by investing in a diverse mix of securities with a target mix of 40% in stocks and 60% in bonds.

  •
  Moderate Asset Allocation Fund—This fund provides an investor with a more balanced approach to income preservation and long-term growth potential by investing in a diverse mix of securities with a target mix of 60% in stocks and 40% in bonds.

  •
  Aggressive Asset Allocation Fund—This fund focuses on long-term growth of capital by investing in a diverse mix of securities with a target mix of 80% in stocks and 20% in bonds.

  •
  U. S. Stock Fund—This fund seeks to provide long-term growth by mirroring both the composition and performance of the Standard & Poor's 500 Index.

  •
  U.S. Small/Mid Cap Stock Fund—This fund seeks to provide long-term growth of capital by investing in smaller and mid-sized United States companies using multiple investment managers.

  •
  The International Stock Fund—This fund seeks to provide long-term growth of capital and income by investing primarily in the stocks of companies based outside the United States.

  •
  The Qwest Shares Fund—This fund seeks to provide investment returns linked to the long-term earnings growth of Qwest, which provides communications services to residential and business customers in its 14-state local service area as well as nationally and internationally. This is an undiversified stock investment and concentrating any undiversified investment should be considered a high-risk investment. Effective August 7, 2002 no participant can direct any investment into Qwest shares until further notice from the Company.

  •
  AT&T Shares Fund—This fund (closed to new participants) invests primarily in shares of AT&T Corp. ("AT&T") common stock and AT&T Wireless common stock plus any other stock that is issued by AT&T as a replacement for the stock held in this fund. During 2002, AT&T sold its Broadband subsidiary which resulted in the acquisition of Comcast Corp. common stock. This is an undiversified stock investment and concentrating any undiversified investment should be considered a high-risk investment.

  •
  Personal Choice Retirement Account ("PCRA")—This is a separate brokerage account made available through Charles Schwab & Company, Inc. and offers access to a wide range of investment opportunities including mutual funds and most common stocks listed on major United States exchanges.

  The assets held under these investment options are summarized in Schedule I.

  Loans

  Pursuant to the Plan, loans are made available to participating employees based upon a participant's vested account balance up to a maximum of $50. Except under certain provisions, the loans provide for periodic repayments over a period not to exceed five years (fifteen years for residential loans) at an interest rate as determined by the Employee Benefits Committee of the Company. Participants may also make lump-sum repayments at any time after the six month period following the date of the issuance of the loan.

  Trust and Recordkeeping Services

  Bankers Trust Company, a subsidiary of Deutsche Bank ("Bankers Trust") is the Trustee and CitiStreet LLC ("CitiStreet") is the Recordkeeper for the Plan. Effective October 1, 2002, CitiStreet became the Recordkeeper after MetLife elected to exit the recordkeeping business for large plans.

  Tax Status

  The Internal Revenue Service has determined and informed the Company by a letter dated July 20, 2001 that the Plan is qualified and that the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code").

  Since July 20, 2001 the Plan has been amended. However the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code, the Plan is qualified, and the related trust is tax-exempt as of December 31, 2002 and December 30, 2002 and 2001. On December 27, 2002 the Company on behalf of the Plan filed for a new tax determination letter.

  Participant Accounts

  Each participant's account is credited with the participant's contributions, the Company's matching contributions and investment gains and charged for losses and an allocable share of Plan expenses.

  Annual additions are defined as participant's contributions and the Company's matching contributions. Total annual additions under the Plan and all other plans sponsored by the Company were limited to the lesser of 25% of eligible compensation, as defined, or thirty-five thousand dollars.

  Payment of Benefits

  Upon retirement, termination of employment or death, each participant or beneficiary is entitled to receive amounts in accordance with the terms of the Plan. Participants may also make in-service voluntary withdrawals and hardship withdrawals if certain criteria are met. Benefit payments may be in the form of a lump sum or other benefit distributions in accordance with the options that are available, as further discussed in the Plan document.

2.
Summary of Significant Accounting Policies:

  Investment Valuation and Income Recognition

  The values of investments are determined as follows: Qwest common stock and other securities listed on recognized United States and international stock exchanges are valued on the basis of the last published sales price on December 31, 2002, December 30, 2002 and December 30, 2001 or, if no sales were made on that date, at the last published sales price on the immediately preceding day on which sales were made.

  Over-the-counter securities and government obligations are valued based on the bid prices on December 31, 2002, December 30, 2002 and December 30, 2001, from published sources where available and, if not available, from other sources considered reliable.

  The Plan has entered into eleven bank and insurance company contracts with nine banks and insurance companies which are included in the Interest Income Fund and are reported at contract value, calculated as principal plus reinvested interest, which approximates fair value. These contracts are fully-benefit responsive. A contract is fully-benefit responsive if the terms of the Plan allow for withdrawals from the investment contract at contract (book) value for payment of participant initiated transactions.

  In accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," fully benefit responsive investment contracts are reported at contract value and fair value is disclosed. Interest rates on the contracts are either fixed rates for the term of the contract or are reset quarterly or monthly based on the terms of the contract. The fair values of the contracts are estimated to be $802,298 as of December 31, 2002 and $803,062 and $770,926 as of December 30, 2002 and 2001, respectively. This compares to contract values of $752,992 as of December 31, 2002 and $759,184 and $745,233 as of December 30, 2002 and 2001, respectively. Investment contracts with fully-benefit responsive wrappers are reported together since the value of the wrappers is immaterial to the respective investment contracts. A wrapper is a contract issued by a bank or insurance company and backed by a portfolio of high quality fixed income securities held in a trust. The contract requires the issuer to utilize book value accounting which absorbs market value fluctuations and provides participants with a stable return.

  At December 31, 2002 and December 30, 2002 and 2001, the average crediting interest rates on these contracts were 5.38%, 5.42% and 5.97%, respectively. For the one-day period ended

  December 31, 2002 and the year ended December 30, 2002, the average annual yield earned on these contracts was 5.38% and 5.74%, respectively.

  Net realized and unrealized gains and losses are reflected in the Statement of Changes in Net Assets Available for Benefits as net depreciation in fair value of investments and are determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year end fair value.

  Dividend income is recorded on the ex-dividend date. Interest is accrued when earned. Purchases and sales of securities are recorded on a trade date basis.

  Basis of Accounting

  The accompanying financial statements have been prepared on an accrual basis of accounting.

  Use of Estimates

  The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Plan's management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3.
Investments:

  The following presents investments that represent 5% or more of the Plan's net assets:

	December 31, 2002		December 30, 2002		December 30, 2001
Barclays Global Investors Equity Index Fund 48,187, 48,198 and 54,273 shares, respectively	$575,357		$574,999		$840,146
Qwest Communications International Inc. 83,869, 83,582 and 69,802 shares, respectively	419,347	*	426,266	*	993,980	*
AT&T Corporation Common Stock 11,588 shares as of December 30, 2001	—	**	—	**	210,661
Capital Guardian International Equity 26,939, 26,942 shares and 29,554 shares, respectively	191,534		190,482		245,831
UBS Inc. Guaranteed Investment Contract	152,930		152,906		—	**
State Street Bank & Trust Guaranteed Investment Contract	139,778		139,754		—	**
  *
  Includes nonparticipant-directed assets (as shown below in Note 5)

  **
  Investment not in excess of 5% at respective date.

  For the one-day period ended December 31, 2002 and the year ended December 30, 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	One-Day Period Ended December 31, 2002	Year Ended December 30, 2002
Qwest Common Stock	$(8,384)	$(554,495)
Common Stock	(728)	(119,054)
Commingled Funds	1,592	(228,546)
Mutual Funds	103	(15,224)
U.S. Government Securities	72	7,491
Other Securities	(81)	958

	$(7,426)	$(908,870)

4.
Master Trust Allocation:

  The MT is a trust that was established effective May 31, 2001 by Qwest Asset Management Company as named fiduciary of the Plan and the Qwest Pension Plan. The Qwest Pension Plan became a participating plan in the MT as of May 31, 2001. The Plan became a participating plan in the MT effective July 1, 2001. The MT investment is included in the U.S. Small/Mid Cap Stock Fund investment option for participants. The MT was established for a variety of reasons including 1) the Plan wished to have a small-mid cap investment option, 2) there would be lower marginal investment management fees, and 3) there would be access to institutional investment products. The underlying investment by the QSIP in the MT is reflected in the QSIP Statement of Net Assets Available for Benefits as of December 31, 2002 and December 30, 2002 and 2001.

  The Plan's interest in the assets of the MT is included in the accompanying statements of net assets available for benefits. A summary of the assets of the MT as of December 31, 2002 and 2001 and December 30, 2002 is as follows:

	December 31, 2002	December 30, 2002	December 31, 2001
Investments, at fair market value:
Common collective trusts	$120,745	$117,383	$158,621
Corporate stock	116,701	118,240	146,500

Total investments	237,446	235,623	305,121
Interest and dividends receivable	153	158	109
Net pending security trades receivable (payable)	(296)	12	190
Administrative expenses payable	(532)	(529)	(442)

Net assets of the Master Trust	$236,771	$235,264	$304,978

  The allocation of net assets of the MT to participating plans as of December 31, 2002 and 2001 and December 30, 2002 is as follows:

	December 31, 2002		December 30, 2002		December 31, 2001
QSIP Plan	$81,728	34.52%	$80,935	34.40%	$67,177	22.03%
Qwest Pension Plan	155,043	65.48	154,329	65.60	237,801	77.97

Total	$236,771	100.00%	$235,264	100.00%	$304,978	100.00%

  The investment in MT included in the accompanying statements of net assets available for benefits excludes the impact of receivables for investments sold and payables for securities purchased at each respective date.

  The MT's net investment results and administrative expenses are allocated to the participating plans. The amounts allocable for the one-day period ended December 31, 2002 and the year ended December 30, 2002 are as follows:

	One-Day Period Ended December 31, 2002	Year Ended December 30, 2002
Investment income (loss):
Net appreciation (depreciation)
in fair value of Investments	$955	$(70,259)
Interest and dividends	4	1,413

Net investment gain (loss)	959	(68,846)
Administrative expenses	(4)	(1,267)

Net amounts allocable	$955	$(70,113)

  The Plan's share of the MT's net investment results and administrative expenses were $382 for the one-day period ended December 31, 2002 and $(21,863) for the year ended December 30, 2002.

  The net appreciation (depreciation) in the fair value of investments in the MT by major investment category for the one-day period ended December 31, 2002 and the year ended December 30, 2002 is as follows:

	One-Day Period Ended December 31, 2002	Year Ended December 30, 2002
Common collective trusts	$7,048	$(46,773)
Corporate stock	(6,093)	(23,486)

Net appreciation (depreciation)	$955	$(70,259)

5.
Nonparticipant-Directed Investments:

  Nonparticipant-directed investments consist of the Company match in the form of Qwest common stock and other related assets. The Qwest Shares Fund consists of both participant and non-participant directed assets. A distinction between participant and non-participant directed assets is not maintained, therefore the presentation below has been reported as non-participant directed.

  The amounts below do not include Qwest common stock held in the PCRA account or held by other commingled funds. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows. Company common stock and other related assets held at December 31, 2002 and December 30, 2002 and 2001 were $427,738, $434,945 and $975,657, respectively.

  The change in nonparticipant-directed investments is as follows:

	One-Day Period Ended December 31, 2002	Year Ended December 30, 2002
Contributions	$1,480	$110,271
Earnings	—	101
Net Realized and Unrealized Losses	(8,384)	(554,495)
Transfers	(85)	(31,719)
Distributions and Expenses	(218)	(64,870)

Total Change in Net Assets	(7,207)	(540,712)
Value at Beginning of the Period	434,945	975,657

Value at End of the Period	$427,738	$434,945

  The net assets available for benefits for nonparticipant-directed investments are as follows:

	December 31, 2002	December 30, 2002	December 30, 2001
Temporary Investments	$4,205	$4,496	$8,282
Qwest Common Stock	419,194	426,110	965,256
Contributions Receivable	4,336	4,336	2,479
Accrued Income	3	3	16

Total Assets	427,738	434,945	976,033
Accrued Plan Expenses	(—)	(—)	(376)

Net Assets	$427,738	$434,945	$975,657

6.
Forfeitures:

  When certain terminations of participation occur, the non-vested portion of a participant's account represents a forfeiture. Forfeitures are used to reduce future employer contributions or to pay administrative expenses of the Plan. For the one-day period ended December 31, 2002 and the year ended December 30, 2002, forfeitures of $0 and $136, respectively, were used to reduce employer contributions.

  Contributions receivable at December 30, 2002 and 2001, and Company contributions for the year ended December 30, 2002 are shown net of forfeitures applied. Unapplied forfeitures were $104 as of December 31, 2002 and $104 and $76 as of December 30, 2002 and 2001, respectively.

7.
Plan Termination:

  In the event that the Plan is terminated, subject to conditions set forth by ERISA, the Plan provides that the net assets be distributed to participating employees in an amount equal to their respective interests in such assets.

8.
Reconciliation of Financial Statements to Form 5500:

  For Form 5500 purposes, amounts allocated to withdrawing participants are recorded for benefit claims that have been processed and approved for payment prior to the respective period end, but not yet paid as of that date. However, in accordance with GAAP, benefit withdrawals are recorded when paid.

  The following is a reconciliation of net assets available for benefits and benefits paid to participants per the financial statements to Form 5500:

	December 31, 2002	December 30, 2002	December 30, 2001
Net assets available for benefits per the financial statements	$2,606,868	$2,614,194	$3,725,393
Less amounts allocated to withdrawing participants	(632)	(1,227)	(7,704)

Net assets available for benefits per Form 5500 (unaudited)	$2,606,236	$2,612,967	$3,717,689

	One-Day Period Ended December 31, 2002	Year Ended December 30, 2002
Benefits and distributions paid to participants per the financial statements	$2,379	$535,255
Add amounts payable at end of period	632	1,227
Less amounts payable at beginning of period	(1,227)	(7,704)

Participant distributions paid per Form 5500 (unaudited)	$1,784	$528,778

9.
Plan Expenses:

  Plan expenses are paid from the Plan, except certain expenses incurred by Qwest related to Plan administration.

10.
Related-Party Transactions:

  Certain Plan assets are short-term investment funds managed by Bankers Trust. From the date of divestiture from AT&T, through June 2003, Bankers Trust was the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest (see Note 13). The Plan invests in certain common collective trusts managed by the Plan's various investment managers; therefore, these transactions qualify as party-in-interest. In addition, the Plan has significant investments in Qwest common stock which qualify as party-in-interest transactions.

11.
Concentrations, Risks and Uncertainties:

  As disclosed above, the Plan has a significant concentration of investments in Qwest common stock. As a result of such concentration, the decrease in the value of the Qwest common stock for the one-day period ended December 31, 2002 was $8,384 and was $554,495 for the year ended December 30, 2002.

  The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, foreign currency, and overall market volatility risk. Due to the level of risk associated with certain investment securities, other than Qwest common stock which is discussed above, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

  The Plan invests in certain commingled funds. These funds may invest in derivative instruments. These instruments consist mainly of foreign currency forwards, futures contracts and options. These instruments are used mainly for hedging purposes. Credit risk exists with respect to these instruments.

  Legal Matters

  Since March 2002, seven putative class action suits were filed in federal district court in Colorado purportedly on behalf of all participants and beneficiaries of the Plan and predecessor plans (the "Plan") from March 7, 1999 until the present. By court order, the first five of these putative class actions have been consolidated with each other. The consolidated amended complaint filed on July 5, 2002 (the "consolidated ERISA action") names as defendants the Plan, the Plan's Investment Committee, the Plan Administrative Committee of the pre-Merger Qwest Communications 401(k) Savings Plan, Qwest, several former and current directors, officers and employees of Qwest and Qwest Asset Management. Plaintiffs filed a Second Amended and Consolidated Complaint on May 21, 2003, naming as defendants another Qwest employee and Qwest's Plan Design Committee.

  The consolidated ERISA action, which is brought under ERISA, alleges, among other things, that the defendants breached fiduciary duties to the Plan members by allegedly excessively concentrating the Plan's assets invested in Qwest stock, requiring certain participants in the Plan to hold the Company match in the Qwest Shares Fund, failing to disclose to the participants the alleged accounting improprieties that are the subject of a consolidated securities action to which Qwest is a party, failing to investigate the prudency of investing in Qwest stock, continuing to offer Qwest stock as an investment option under the Plan, failing to investigate the effect of the June 30, 2000 merger of U S WEST and Qwest (the "Merger") on Plan assets and then failing to vote the Plan's shares against it and, as against some of the individual defendants, capitalizing on their private knowledge of Qwest's financial condition to reap profits in stock sales. Plaintiffs seek equitable and declaratory relief, along with attorneys' fees and costs and restitution. The sixth putative class action on behalf of Plan participants and beneficiaries was filed in federal district court in Colorado on November 7, 2002, asserting substantially the same ERISA violations as the consolidated ERISA action. Qwest is also a defendant in this action. The seventh putative class action was filed in federal district court in Colorado on November 7, 2002, asserting substantially the same ERISA violations as the consolidated ERISA action. Pursuant to an order concerning consolidation of subsequent suits involving the Plan, the Company expects the sixth and seventh suits to be consolidated with the consolidated ERISA action. A motion to consolidate these suits with the consolidated ERISA action remains pending. Plaintiffs moved for class certification on January 15, 2003, and the Company has opposed that motion, which is pending before the court. Defendants filed motions to dismiss the consolidated ERISA action on August 22, 2002. Procedurally, those motions also apply to the sixth and seventh complaints which have not yet been consolidated. Those motions have been briefed and are currently pending before the court.

  Qwest is also involved in various other legal matters that are more fully disclosed in recent publicly available filings, including a consolidated securities action alleging violation of federal securities laws. Although the Company believes it and the Plan have meritorious defenses, the consolidated ERISA action, the consolidated securities action and other legal matters relating to Qwest present significant risk to the Company and the Plan assets. The Company is, however, unable at this time to estimate reasonably a range of loss Qwest and the Plan would incur if plaintiffs in one or more of these lawsuits were to prevail under one or more of their claims. Qwest intends to defend vigorously these matters. However, their ultimate resolution is uncertain. Thus, no assurance can be given as to the impacts the defense and resolution of these matters may have on Qwest's or the Plan's financial results or financial condition. The ultimate resolution of these matters could have a material adverse impact on Qwest's and the Plan's financial results.

  DOL Examination

  In April 2002, the U.S. Department of Labor commenced an examination of the Plan. It is currently not possible to predict the outcome of this examination or the impact on the Plan's net assets or changes in net assets, if any.

  IRS Examination

  In November 2002, the Internal Revenue Service commenced an examination of the Plan. It is currently not possible to predict the outcome of this examination or the impact on the Plan's net assets or changes in net assets, if any.

12.
Nonexempt Transactions:

  The Company failed to remit certain employee deferral contributions withheld from participants' wages to the QSIP during certain pay periods in 2002 (see Schedule IV).

13.
Subsequent Events:

  Change in Trustee

  Bankers Trust, the current trustee for the Plan, was purchased by State Street Bank and Trust Company ("State Street") on January 31, 2003. Qwest has selected State Street as the new trustee for the QSIP. The transition of assets from Deutsche Bank to State Street will occur effective July 1, 2003 or as soon thereafter as practical.

  Plan Amendments

  The Plan was amended effective May 1, 2003 to include certain temporary employees as covered employees.

  The Plan was amended effective June 1, 2003 to mandate distributions in a single lump sum to any participant who has terminated employment and whose vested account equals five thousand dollars or less at the time of the distribution.

  Investment Advice

  Effective June 16, 2003 participants were provided access to investment advice on Plan assets through CitiStreet Advisors LLC.

  Closure of AT&T fund

  Effective June 27, 2003 the Plan closed the AT&T share fund option. Prior to June 27, 2003 participants could move their AT&T assets to any other QSIP fund option or for those participants with a balance equal to or greater than $100 in the AT&T fund, they could convert their interest into shares and move those shares into a PCRA account. If the participant had less than a $100 interest in the AT&T fund or chose to do nothing, their interest was liquidated and transferred into the Moderate Asset Allocation fund at the close of business on June 27, 2003.

Qwest Savings & Investment Plan
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
As of December 31, 2002
Schedule l

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Shares or Units	Current Value
AT&T CORP CLA A COMMON STOCK	Common Stock	1,702,267	$44,446,191
AT&T WIRELESS SVCS INC COMMON STOCK	Common Stock	3,951,260	22,324,619
COMCAST CORP CLASS A CM	Common Stock	2,797,468	65,936,321
*QWEST COMMUNICATIONS INTL INC COM	Common Stock (cost of $1,993,299,255)	83,838,786	419,193,930
AIG SUNAMERICA GLOBAL FIN IX SERIES 144A	Corporate Debt Obligation	1,420,000	1,651,801
ALBERTSONS INC SR DEB 07/27/1999 7.450% 08/01/2029	Corporate Debt Obligation	395,000	436,250
ALLIANT ENERGY RESOURCES 9.750% DTD 12/26/2002 MAT 01/15/2013	Corporate Debt Obligation	160,000	158,765
ALLSTATE CORP DEB DTD 05/26/1998 6.900%	Corporate Debt Obligation	750,000	831,818
AMERADA HESS CORP 7.300% DTD 15AUG2001 DUE 15AUG2031	Corporate Debt Obligation	115,000	124,968
AMERICAN HOME PROD 6.250% DTD 30MAR2001 DUE 15MAR2006	Corporate Debt Obligation	175,000	190,127
AOL TIME WARNER INC 6.875% DTD 08APR2002 DUE 01MAY2012	Corporate Debt Obligation	70,000	73,927
AOL TIME WARNER INC 7.625% DTD 19APR2001 15APR2031	Corporate Debt Obligation	30,000	30,833
AOL TIME WARNER INC 7.700% DTD 08APR2002 DUE 01MAY2032	Corporate Debt Obligation	625,000	650,456
ARCHER-DANIELS-MIDLAND CO 5.875% DTD 01OCT2002 DUE 01OCT2032	Corporate Debt Obligation	100,000	99,780
AT& T WIRELESS SERVICES GROUP 8.75% NTS DTD 03/01/2001 MAT 03/01/2031	Corporate Debt Obligation	205,000	200,900
AT&T BROADBAND CORP 8.375% DTD 18NOV2002 DUE 15MAR2013	Corporate Debt Obligation	275,000	312,378
AT&T CORPORATION 6.500% DTD 31OCT2002 DUE 15MAR2013	Corporate Debt Obligation	140,000	140,438
AT&T CORPORATION SR NTS	Corporate Debt Obligation	45,000	49,600
AT&T WIRELESS GROUP 7.875% DTD 01SEP2001 DUE 01MAR2011	Corporate Debt Obligation	40,000	40,200
AVALONBAY CMNTYS INC MEDIUM TERM NTS TRANCHE # TR 00002	Corporate Debt Obligation	355,000	396,872
BANK OF AMERICA CORP 4.875% DTD 25SEP2002 DUE 15SEP2012	Corporate Debt Obligation	165,000	166,780
BANK OF AMERICA CORP 7.80% DTD 14FEB2000 DUE 15FEB2010	Corporate Debt Obligation	125,000	148,689
BAYERISCHE LANDESBANK GIRO 4.125% DTD 14JAN2002 DUE 14JAN2005	Corporate Debt Obligation	490,000	510,467
BOEING CO 7.950% 08/15/2024	Corporate Debt Obligation	365,000	436,120
BRE PROPERTIES INC 5.950% DTD 12MAR2002 DUE 15MAR2007	Corporate Debt Obligation	130,000	136,984
BURLINGTON NORTHERN SANTA FE 6.750% DTD 15MAY2001 DUE 15JUL2011	Corporate Debt Obligation	145,000	164,590
CALIFORNIA INFRASTRUCTURE & ECONOMIC DEV PG&E SER 1997-1 CTF CL A7	Corporate Debt Obligation	145,000	157,841
CALIFORNIA INFRASTRUCTURE 7 ECONOMI SERIES 1997-1 CLASS A6	Corporate Debt Obligation	165,000	180,201
CAPITAL AUTO RECEIVABLE ASSET TRUST SERIES 2002-3 CL A2A	Corporate Debt Obligation	580,000	591,519
CAPITAL AUTO RECV ABN SERIES 2002-2 CL A3	Corporate Debt Obligation	285,000	292,270
CHARTER ONE BK F S B 6.375% DTD 20MAY2002 DUE 15MAY2012	Corporate Debt Obligation	120,000	132,570
CINGULAR WIRELESS LLC 6.500% DTD 15JUN2002 DUE 15DEC2011	Corporate Debt Obligation	750,000	808,973
CIT GROUP INC 5.500% DTD 12/02/2002 MAT 11/30/2007	Corporate Debt Obligation	85,000	86,902
CITICORP 6.750% 08/15/2005	Corporate Debt Obligation	1,325,000	1,469,332
CITIGROUP INC 5.625% DTD 26AUG2002 DUE 27AUG2012	Corporate Debt Obligation	85,000	89,376
CITIGROUP INC 6.750% DTD 06DEC2000 DUE 01DEC2005	Corporate Debt Obligation	165,000	183,475
CITIGROUP INC SUB NOTES	Corporate Debt Obligation	260,000	301,826

CITIZENS COMMUNICATIONS CO 9.000% DTD 02/15/2002 DUE 15AUG2031	Corporate Debt Obligation	35,000	40,966
COCA COLA CO 5.75% DTD 30APR1999 DUE 30APR2009	Corporate Debt Obligation	360,000	394,596
COMCAST CABLE COMMUNICAT 6.750% DTD 16JAN2001 DUE 30JAN2011	Corporate Debt Obligation	815,000	847,991
COMED FUNDING LLC SERIES 1998 SERIES A-5	Corporate Debt Obligation	345,000	362,536
COMED TRANSITIONAL FUNDING TRUST SERIES 1998-1 CLASS A-6	Corporate Debt Obligation	1,135,000	1,238,637
CONAGRA FOODS INC 6.750% DTD 10SEP2001 DUE 15SEP2011	Corporate Debt Obligation	140,000	159,202
CONOCO FUNDING INC 5.450% DTD 11OCT2001 DUE 15OCT2006	Corporate Debt Obligation	315,000	340,002
CONOCO INC NT DTD 04/20/1999 6.350% 04/15/2009	Corporate Debt Obligation	105,000	117,942
CONOCOPHILLIPS SERIES 144A	Corporate Debt Obligation	60,000	60,322
CONOCOPHILLIPS SERIES 144A	Corporate Debt Obligation	85,000	84,517
CONSTELLATION ENERGY CORP 7.600% DTD 26MAR2002 DUE 01APR2032	Corporate Debt Obligation	95,000	97,100
CORPORATE PPTY INVS 7.180% DTD 02SEP1993 DUE 01SEP2013	Corporate Debt Obligation	265,000	292,096
CORPORATE PROPERTY INVS NT 144A 7.875% 03/15/2016	Corporate Debt Obligation	165,000	189,240
COX COMMUNICATIONS INC 6.750% DTD 09MAR2001 DUE 15MAR2011	Corporate Debt Obligation	45,000	48,419
DAIMLER CHRYSLER AUTO TRUST SERIES 2002-C CL A3	Corporate Debt Obligation	180,000	182,043
DEVON FING CORP U L C 7.875% DTD 03OCT2001 DUE 30SEP2031	Corporate Debt Obligation	200,000	235,544
DOW CHEM CO DTD 11/01/1999 7.375% 11/01/2029	Corporate Debt Obligation	220,000	238,060
DOW CHEM 5.750% DTD 13NOV2001 DUE 15DEC2008	Corporate Debt Obligation	750,000	782,618
DOW CHEMICAL 6.000% DTD 29AUG2002 DUE 01OCT2012	Corporate Debt Obligation	170,000	173,740
DUKE CAP CORP 6.250% DTD 15FEB2002 DUE 15FEB2013	Corporate Debt Obligation	40,000	35,631
DUKE ENERGY FIELD SERVICES 7.875% DTD 16AUG2000 DUE 16AUG2010	Corporate Debt Obligation	160,000	169,331
EOP OPERATING LP 6.750% DTD 02/15/2002 MAT 02/15/2012	Corporate Debt Obligation	155,000	166,555
ERP OPER LTD PARTNERSHIP NT PUTABLE/CALLABLE	Corporate Debt Obligation	515,000	547,625
FINANCEMENT QUEBEC 5.000% DTD 25OCT2002 DUE 25OCT2012	Corporate Debt Obligation	335,000	342,906
FIRST CHICAGO CORP SUB NT DTD 01/26/1994	Corporate Debt Obligation	75,000	83,660
FMR CORP DEB 144A	Corporate Debt Obligation	365,000	438,821
FMR CORP NT 144A	Corporate Debt Obligation	10,000	11,509
FORD CREDIT AUTO OWNER TRUST SERIES 2002-A CL A3A	Corporate Debt Obligation	175,000	178,472
FORD MOTOR CR CO 10/28/1999 7.375% 10/28/2009	Corporate Debt Obligation	295,000	292,304
FORD MOTOR CRED 7.750% DTD 15FEB2000 DUE 15FEB2007	Corporate Debt Obligation	750,000	769,665
FORD MTR CO DEL DEB DTD 09/30/1998 6.625% 10/01/2008	Corporate Debt Obligation	140,000	111,626
FORD MTR CO DEL GLOBAL LANDMARK SECS-GLOBLS	Corporate Debt Obligation	150,000	130,481
FORD MTR CR CO NT	Corporate Debt Obligation	75,000	69,562
FOSTERS BREWING GROUP LTD 6.875% DTD 15JUN2001 DUE 15JUN2011	Corporate Debt Obligation	675,000	768,238
GENERAL ELEC CAP CORP MED TERM NTS TRANCHE # TR 00443	Corporate Debt Obligation	750,000	871,148
GENERAL ELEC CAP CORP MEDIUM TERM NTS	Corporate Debt Obligation	525,000	580,435
GENERAL ELECTRIC CAP CORP 5.450% DTD 06DEC2002 DUE 15JAN2013	Corporate Debt Obligation	450,000	467,433
GENERAL MLS INC 3.875% DTD 20NOV2002 DUE 30NOV2007	Corporate Debt Obligation	315,000	318,141
GENERAL MOTORS ACCEPT CORP 7.750% DTD 19JAN2000 DUE 19JAN2010	Corporate Debt Obligation	750,000	785,168
GENERAL MOTORS ACCEPT CORP 8.00% DTD 02NOV01 DUE 01NOV2031	Corporate Debt Obligation	400,000	402,176
GENERAL MOTORS ACCEPTANCE CORP 6.875% DTD 29AUG2002 DUE 28AUG2012	Corporate Debt Obligation	395,000	389,371
GENERAL MOTORS 7.200% DTD 11JAN2001 DUE 15JAN2011	Corporate Debt Obligation	105,000	105,440
GOLDMAN SACHS GROUP INC 5.700% DTD 27AUG2002 DUE 01SEP2012	Corporate Debt Obligation	215,000	223,609
GOODRICH(B.F.)CO 7.625% DTD 10DEC2002 DUE 15DEC2012	Corporate Debt Obligation	170,000	175,537
GREENWICH CAP CMBS 2002-C1 TRANCHE A-3	Corporate Debt Obligation	830,000	833,502
GTE CORP DEB 6.940% 04/15/2028	Corporate Debt Obligation	55,000	57,709

HARMAN INTERNATIONAL INDUSTRIES,INC 7.125% DTD 19FEB2002 DUE 15FEB2007	Corporate Debt Obligation	65,000	68,491
HEINZ(H.J.)CO SERIES 144A	Corporate Debt Obligation	165,000	186,726
HJ HEINZ FINANCE CO SERIES 144A	Corporate Debt Obligation	135,000	146,602
HONDA AUTO RECEIVABLES OWNER TRST 3.50% DTD 29JAN2002 DUE 15OCT2005	Corporate Debt Obligation	180,000	183,350
HOUSEHOLD FIN CORP 6.750% DTD 09MAY2001 DUE 15MAY2011	Corporate Debt Obligation	215,000	229,231
HOUSEHOLD FIN CORP NT 6.400% 06/17/2008	Corporate Debt Obligation	150,000	159,951
HOUSEHOLD FINANCE 6.500% DTD 24JAN2001 DUE 24JAN2006	Corporate Debt Obligation	165,000	175,712
HRPT PPTYS TR 6.500% DTD 06DEC2002 DUE 15JAN2013	Corporate Debt Obligation	105,000	107,084
HYATT EQUITIES LLC SERIES 144A	Corporate Debt Obligation	85,000	84,659
J P MORGAN CHASE & CO 6.750% DTD 30JAN2001 DUE 01FEB2011	Corporate Debt Obligation	85,000	92,414
JP MORGAN CHASE COMMERCIAL MORTGAGE SERIES 2002-C1 CLASS A2	Corporate Debt Obligation	700,000	731,346
JP MORGAN CHASE 5.350% DTD 06MAR2002 DUE 01MAR2007	Corporate Debt Obligation	50,000	52,890
KERR MCGEE CORP 5.375% DTD 12APR2002 DUE 15APR2005	Corporate Debt Obligation	770,000	811,903
KINDER MORGAN SERIES 144A	Corporate Debt Obligation	125,000	130,634
KRAFT FOODS INC 5.625% DTD 11/02/2001 MAT 11/01/2011	Corporate Debt Obligation	85,000	90,870
KROGER CO SR NT SER B	Corporate Debt Obligation	90,000	102,911
LASMO USA INC GTD NT 7.500% 06/30/2006	Corporate Debt Obligation	1,350,000	1,533,506
LOCKHEED MARTIN CORP NT DTD 05/01/1996 7.75% 05/01/2026	Corporate Debt Obligation	260,000	315,944
MARATHON OIL CORP 6.000% DTD 21JUN2002 DUE 01JUL2012	Corporate Debt Obligation	750,000	791,025
MERRILL LYNCH & CO,INC 4.000% DTD 15NOV2002 DUE 15NOV2007	Corporate Debt Obligation	350,000	353,570
MMCA AUTO OWNER TR 2002-3 ASSET BKD NT CL A-3	Corporate Debt Obligation	385,000	390,763
MORGAN J P & CO MEDIUM TERM NTS TRANCHE #SB 00022	Corporate Debt Obligation	60,000	63,029
NORFOLK SOUTHN CORP NT DTD 04/26/1999 6.200% 04/15/2009	Corporate Debt Obligation	235,000	259,670
PECO ENERGY TRANSITION TRUST 1999-A SERIES A-4	Corporate Debt Obligation	245,000	260,151
PHILLIPS PETROLEUM 8.500% DTD 25MAY2000 DUE 25MAY2005	Corporate Debt Obligation	1,500,000	1,705,680
PROCTER & GAMBLE CO DEB 8.000% 09/01/2024	Corporate Debt Obligation	540,000	701,536
PROCTER & GAMBLE PROFIT SHARING TR GTD ESOP DEB SER A	Corporate Debt Obligation	105,000	144,362
PRUDENTIAL INS CO AMER 8.300% 07/01/2025	Corporate Debt Obligation	150,000	167,558
PS&G TRANSITION FINDING LLC SERIES 2001-1 CL A7	Corporate Debt Obligation	275,000	314,839
PSEG POWER LLC 8.625% DTD 10/15/2001 DUE 15APR2031	Corporate Debt Obligation	35,000	37,687
PULTE CORP 7.300% 10/24/2005	Corporate Debt Obligation	110,000	117,593
RAYTHEON CO DTD 11/04/1998 6.150% 11/01/2008	Corporate Debt Obligation	75,000	80,912
RUSSELL FRANK CO GTD NT 144A	Corporate Debt Obligation	1,000,000	1,090,380
SAFEWAY INC 3.800% DTD 12AUG2002 DUE 15AUG2005	Corporate Debt Obligation	100,000	101,362
SAFEWAY INC 6.150% DTD 05MAR2001 01MAR2006	Corporate Debt Obligation	750,000	812,280
SEARS ROEBUCK ACCEP CORP MTNBE 6.700% DTD 25MAR2002 DUE 15APR2012	Corporate Debt Obligation	15,000	14,238
SPIEKER PPTYS L P NT DTD 05/11/1999 7.250% 05/01/2009	Corporate Debt Obligation	275,000	298,947
SPRINT CAP CORP DTD 11/16/1998 6.875% 11/15/2028	Corporate Debt Obligation	45,000	36,225
SPRINT CAP CORP DTD 11/16/1998 6.875% 11/15/2028	Corporate Debt Obligation	350,000	281,750
SPRINT CAP CORP NT DTD 05/06/1999 6.900% 05/01/2019	Corporate Debt Obligation	110,000	90,200
SPRINT CAPITAL CORP. 6.000% DTD 15JAN2002 DUE 15JAN2007	Corporate Debt Obligation	45,000	42,525
TARGET CORP 7.500% DTD 10AUG2000 DUE 15AUG2010	Corporate Debt Obligation	100,000	118,709
TECO ENERGY INC 7.200% DTD 01MAY2001 DUE 01MAY2011	Corporate Debt Obligation	295,000	252,225
TIAA GLOBAL MARKETS 4.125% DTD 31OCT2002 DUE 15NOV2007	Corporate Debt Obligation	250,000	258,595
TYSON FOODS,INC(DEL.) 8.250% DTD 01APR2002 DUE 01OCT2011	Corporate Debt Obligation	40,000	47,292
U S AIR INC ENHANCED EQUIPMENT NT CL	Corporate Debt Obligation	639,216	543,646

VALERO ENERGY CORP 7.500% DTD 15APR2002 DUE 15APR2032	Corporate Debt Obligation	245,000	248,170
VERIZON GLOBAL FDG CORP 7.250% DTD 06/01/2001 DUE 01DEC2010	Corporate Debt Obligation	750,000	852,398
VERIZON GLOBAL 6.875% DTD 21JUN2002 DUE 15JUN2012	Corporate Debt Obligation	60,000	66,918
VERIZON NEW YORK INC 6.875% DTD 28MAR2002 DUE 01APR2012	Corporate Debt Obligation	65,000	73,020
VERIZON WIRELESS INC 5.375% DTD 15JUN2002 DUE 15DEC2006	Corporate Debt Obligation	750,000	783,518
VIACOM INC 6.400% DTD 17JAN2001 DUE 30JAN2006	Corporate Debt Obligation	190,000	209,766
VIACOM INC 7.700% DTD 01AUG2000 DUE 30JUL2010	Corporate Debt Obligation	1,000,000	1,188,040
VIRGINIA ELECTRIC & POWER CO 5.375% DTD 30JAN2002 DUE 01FEB2007	Corporate Debt Obligation	55,000	58,273
WAL MART STORES INC NT 6.875% 08/10/2009	Corporate Debt Obligation	165,000	194,365
WASHINGTON MUT INC 5.625% DTD 11JAN2002 DUE 15JAN2007	Corporate Debt Obligation	115,000	123,066
WELLS FARGO & CO 5.00% DTD 06NOV02 DUE 15NOV2014	Corporate Debt Obligation	80,000	80,806
WELLS FARGO FINL INC 4.875% DTD 12JUN2002 DUE 12JUN2007	Corporate Debt Obligation	120,000	127,691
WESTINGHOUSE CR CORP NT DTD 06/14/1990 8.875% 06/14/2014	Corporate Debt Obligation	100,000	125,675
WESTVACO CORP NT DTD 01/18/2000 8.200% 01/15/2030	Corporate Debt Obligation	80,000	92,989
WEYERHAEUSER CO 5.25% DTD 17DEC2002 DUE 15DEC2009	Corporate Debt Obligation	395,000	399,404
WEYERHAEUSER CO 7.375% DTD 15SEP2002 DUE 15MAR2032	Corporate Debt Obligation	20,000	21,691
FANNIE MAE 4.250% DTD 22JUL2002 DUE 15JUL2007	Federal Agency Obligation	150,000	158,157
FANNIE MAE 5.500% DTD 18JUL2001 DUE 18JUL2006	Federal Agency Obligation	380,000	388,075
FEDERAL HOME BKS 4.125% DTD 15NOV2001 DUE 15NOV2006	Federal Agency Obligation	350,000	367,938
FEDERAL HOME LN BKS 2.125% DTD 10DEC2002 DUE 15DEC2004	Federal Agency Obligation	1,300,000	1,307,722
FEDERAL HOME LN MTG CORP DTD 03/12/1999 5.750% 03/15/2009	Federal Agency Obligation	605,000	679,300
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD	Federal Agency Obligation	240,000	246,041
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD	Federal Agency Obligation	605,000	615,237
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD	Federal Agency Obligation	270,000	301,520
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD	Federal Agency Obligation	280,000	287,554
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD	Federal Agency Obligation	230,000	240,081
FEDERAL HOME LN MTG CORP PARTN CTF GROUP #C00785	Federal Agency Obligation	37,261	38,835
FEDERAL HOME LN MTG CORP PARTN CTF GROUP #C71284	Federal Agency Obligation	6,460,139	6,732,176
FEDERAL HOME LN MTG CORP PARTN CTF GROUP #E81915	Federal Agency Obligation	133,066	142,006
FEDERAL HOME LN MTG CORP PARTN CTF GROUP #G00958	Federal Agency Obligation	869,470	906,666
FEDERAL HOME LN MTG CORP PARTN CTF GROUP #W10001	Federal Agency Obligation	320,000	345,600
FEDERAL HOME LN MTG CORP TBA GOLD 5.500% 01/19/2030	Federal Agency Obligation	1,265,000	1,289,111
FEDERAL HOME LN MTG CORP TBA GOLD 6.500% 01/01/2033	Federal Agency Obligation	485,000	505,006
FEDERAL HOME LOAN MORTGAGE CORP 4.500% DTD 04/15/2002 MAT 04/15/2005	Federal Agency Obligation	140,000	141,138
FEDERAL JUDICIARY OFFICE BLDG DTD 08/03/1988 10.35% 08/03/2018	Federal Agency Obligation	325,000	508,830
FEDERAL NATIONAL MORTGAGE ASSOCIATION 5.500% DTD 23FEB2001 DUE 15FEB2006	Federal Agency Obligation	305,000	333,594
FEDERAL NATIONAL MORTGAGE ASSOCIATION 6.625% DTD 13OCT2000 DUE 15OCT2007	Federal Agency Obligation	420,000	486,280

FEDERAL NATIONAL MORTGAGE ASSOCIATION 7.250% DTD 05MAY2000 DUE 15MAY2030	Federal Agency Obligation	140,000	176,093
FEDERAL NATIONAL MORTGAGE ASSOCIATION TBA 5.000% DTD 01NOV2002 DUE 01JAN2018	Federal Agency Obligation	525,000	537,632
FEDERAL NATL MTG ASSN 30YR 5.500% 02/14/2030	Federal Agency Obligation	4,665,000	4,736,421
FEDERAL NATL MTG ASSN 5.375% DTD 11/23/2001 MAT 11/15/2011	Federal Agency Obligation	145,000	157,189
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #253394	Federal Agency Obligation	147,621	159,072
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #253635	Federal Agency Obligation	293,166	312,035
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #253943	Federal Agency Obligation	50,206	53,081
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #253947	Federal Agency Obligation	190,940	205,258
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #254261	Federal Agency Obligation	696,719	735,227
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #509701	Federal Agency Obligation	15,644	16,622
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #512673	Federal Agency Obligation	120,244	127,763
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #535988	Federal Agency Obligation	486,083	511,281
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #535996	Federal Agency Obligation	2,558,465	2,717,218
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #541427	Federal Agency Obligation	220,004	231,473
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #545996	Federal Agency Obligation	6,627,386	6,970,950
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #550791	Federal Agency Obligation	25,146	26,457
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #588104	Federal Agency Obligation	42,815	44,819
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #592889	Federal Agency Obligation	467,186	489,059
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #612859	Federal Agency Obligation	728,202	765,952
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #614334	Federal Agency Obligation	61,708	64,907
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #621398	Federal Agency Obligation	301,916	317,559
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #627637	Federal Agency Obligation	40,139	42,357
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #630613	Federal Agency Obligation	122,972	129,343
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #634503	Federal Agency Obligation	315,531	332,971
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #640180	Federal Agency Obligation	387,832	405,839
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #647725	Federal Agency Obligation	948,413	992,448
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #655114	Federal Agency Obligation	234,080	248,521
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #F069OB	Federal Agency Obligation	290,000	298,369
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #F070PG	Federal Agency Obligation	710,000	728,780
FEDERAL NATL MTG ASSN GTD REMIC PASS THRU CTF REMIC TR	Federal Agency Obligation	205,000	209,184
FEDERAL NATL MTG ASSN REMIC TR 1997-M5 CL-C	Federal Agency Obligation	445,000	498,418
FEDERAL NATL MTG ASSN REMIC TR 2001-51 CL PC	Federal Agency Obligation	480,000	488,726
FEDERAL NATL MTG ASSN SER N DTD 05/11/1998 6.000%	Federal Agency Obligation	905,000	1,025,193
FEDERAL NATL MTG ASSN TBA 5.500% 01/01/2014	Federal Agency Obligation	2,505,000	2,595,030
FEDERAL NATL MTG ASSN TBA 6.00% 01/01/2030	Federal Agency Obligation	4,155,000	4,293,943
FEDERAL NATL MTG ASSN TBA 6.00% 02/01/2030	Federal Agency Obligation	16,000,000	16,475,040
FEDERAL NATL MTG ASSN TBA 6.500% 01/01/2030	Federal Agency Obligation	11,000,000	11,450,340

FHLMC REMIC SERIES 005 TRANCHE A6	Federal Agency Obligation	192,669	206,240
FHLMC REMIC SERIES SERIES T-42 CLASS A2	Federal Agency Obligation	170,000	176,933
FINANCING CORP BD 9.40% 02/08/2018	Federal Agency Obligation	230,000	334,721
FREDDIE MAC 6.000% DTD 29MAY2002 DUE 25MAY2012	Federal Agency Obligation	325,000	339,424
GOVERNMENT NATIONAL MORTGAGE ASSOCIATION TBA	Federal Agency Obligation	345,000	357,938
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #569780	Federal Agency Obligation	148,647	157,588
GOVERNMENT NATL MTG ASSN TBA 6.000% 01/25/2030	Federal Agency Obligation	660,000	686,400
GOVERNMENT NATL MTG ASSN TBA 6.500% 01/25/2030	Federal Agency Obligation	1,385,000	1,452,519
GOVERNMENT NATL MTG ASSN TBA 7.000% 01/25/2030	Federal Agency Obligation	1,230,000	1,303,037
GOVERNMENT NATL MTG ASSN TBA 8.000% 01/25/2030	Federal Agency Obligation	1,180,000	1,272,925
STUDENT LN MKTG ASSN 3.375% DTD 06/14/2002 MAT 07/15/2004	Federal Agency Obligation	1,145,000	1,175,778
BRITISH COLUMBIA PROV CDA 4.625% DTD 03OCT2001 DUE 03OCT2006	Foreign Corporate Debt Obligation	190,000	201,645
BRITISH TELECOMMUNICATIONS 7.625% DTD 12DEC2000 DUE 15DEC2005	Foreign Corporate Debt Obligation	220,000	248,094
BURLINGTON RES FIN CO 7.400% DTD 01JUN2002 DUE 01DEC2031	Foreign Corporate Debt Obligation	750,000	879,330
DEUTSCHE TELEKOM INT FIN 9.250% DTD 29MAY2002 DUE 01JUN2032	Foreign Corporate Debt Obligation	140,000	177,596
FRANCE TELECOM SERIES W.I.	Foreign Corporate Debt Obligation	195,000	237,379
KOREA DEVELOPMENT BANK 4.250% DTD 13NOV2002 DUE 13NOV2007	Foreign Corporate Debt Obligation	70,000	71,073
PETRONAS CAPITAL LTD SERIES 144A	Foreign Corporate Debt Obligation	170,000	185,125
VODAFONE GROUP PLC NOTES	Foreign Corporate Debt Obligation	1,000,000	1,179,380
AFRICAN DEV BANK SUB 8.80% 09/01/2019	Foreign Government Obligation	125,000	168,138
INTERNATIONAL BK FOR RECON & DEV US# GLO9BAL NOTE	Foreign Government Obligation	300,000	324,000
MEXICAN UNITED STATES 8.000% DTD 24SEP2002 DUE 24SEP2022	Foreign Government Obligation	185,000	191,475
NEW BRUNSWICK(PROVINCE OF),CANADA 3.500% DTD 23OCT2002 DUE 23OCT2007	Foreign Government Obligation	260,000	264,082
NOVA SCOTIA(PROVINCE OF),CANADA 5.750% DTD 26FEB2002 DUE 27FEB2012	Foreign Government Obligation	130,000	142,715
ONTAIO PROV CDA DTD 08/04/1995 7.000% 08/04/2005	Foreign Government Obligation	310,000	345,861
QUEBEC PROV CDA 7.500% 09/15/2029	Foreign Government Obligation	240,000	299,316
QUEBEC PROV CDA GLOBAL BD	Foreign Government Obligation	245,000	279,888
UNITED MEXICAN STATES 8.300% DTD 13AUG1993 DUE 15AUG2031	Foreign Government Obligation	110,000	116,050
BANK OF AMERICA JENNISON #01-155	Guaranteed Investment Contract	101,360,850	101,360,850
CAISSE DES DEPOTS (CDC) BRIC #240-05	Guaranteed Investment Contract	10,023,156	10,023,156
JACKSON NATIONAL LIFE #G-1171-2	Guaranteed Investment Contract	7,024,928	7,024,928
METROPOLITAN LIFE INS CO CONTRACT #28459	Guaranteed Investment Contract	98,183,469	98,183,469
MONUMENTAL LIFE INS CO GIC MDA00273	Guaranteed Investment Contract	90,710,575	90,710,575
MONUMENTAL LIFE INSURANCE CONTRACT#MDA00225TR	Guaranteed Investment Contract	11,627,457	11,627,457
MONUMENTAL LIFE GIC# MDA00108 6.630% 01/01/2025	Guaranteed Investment Contract	44,914,683	44,914,683
MORGAN GUARANTY TRUST CO #433122-Z	Guaranteed Investment Contract	90,132,441	90,132,441
PRUDENTIAL GA-10025-212 01/31/2003	Guaranteed Investment Contract	6,306,200	6,306,200

STATE STREET BANK & TRUST 99040 4.930% 07/02/2001	Guaranteed Investment Contract	139,778,330	139,778,330
UBS INC CONTRACT #5060	Guaranteed Investment Contract	152,929,557	152,929,557
QSIP OUTSTANDING LOANS TO PARTICIPANTS	Loans with interest ranging from 4.62% to 11.75%)	85,400,067	85,400,067
*BGI MONEY MARKET FUND FOR EBT	Money Market Fund	71	71
*BGI EQUITY INDEX FUND F	Pooled Common Stock	48,187,384	575,357,367
*CAP GUARDIAN INT'L EQUITY	Pooled Common Stock	26,938,648	191,533,790
*MELLON DAILY LIQUIDITY ASSET ALLOCATION FUND	Pooled Common Stock	542,086	44,618,571
*PYRAMID DIRECTED ACCOUNT CASH FUND	Pooled Temporary Investment (cost of $109,564,486)	109,564,486	109,564,486
U.S. GOVERNMENT TREASURY NOTES 3.000% DTD 30NOV2001 DUE 30NOV2003	U S Treasury Obligation	295,000	299,702
U.S. GOVERNMENT TREASURY NOTES 6.125% DTD 15AUG1997 DUE 15AUG2007	U S Treasury Obligation	70,000	80,500
UNITED STATES TREAS BD BD DTD 11/16/1998 5.250% 11/15/2028	U S Treasury Obligation	1,835,000	1,916,437
UNITED STATES TREAS BD DTD 02/16/1999 5.250% 02/15/2029	U S Treasury Obligation	6,810,000	7,116,450
UNITED STATES TREAS BDS DTD 02/15/1985 11.250% 02/15/2015	U S Treasury Obligation	340,000	566,206
UNITED STATES TREAS BDS DTD 02/15/1986 9.250% 02/15/2016	U S Treasury Obligation	885,000	1,313,393
UNITED STATES TREAS BDS DTD 08/15/1983 12.000% 08/15/2013	U S Treasury Obligation	4,860,000	7,077,375
UNITED STATES TREAS BDS DTD 08/15/1987 8.875% DUE 08/15/2017	U S Treasury Obligation	670,000	979,245
UNITED STATES TREAS BDS DTD 08/15/1989 8.125% 08/15/2019	U S Treasury Obligation	1,385,000	1,929,045
UNITED STATES TREAS BDS DTD 11/15/1988 9.000% 11/15/2018	U S Treasury Obligation	135,000	200,981
UNITED STATES TREAS BDS DTD 11/17/1980 12.750% 11/15/2010	U S Treasury Obligation	3,595,000	4,653,296
UNITED STATES TREAS NOTES DTD 05/15/1995 6.500% 05/15/2005	U S Treasury Obligation	100,000	111,000
UNITED STATES TREAS NTS 2.00% DTD 02DEC2002 DUE 30NOV2004	U S Treasury Obligation	620,000	625,233
UNITED STATES TREAS NTS 2.875% DTD 30JUN2002 DUE 30JUN2004	U S Treasury Obligation	150,000	153,329
UNITED STATES TREAS NTS 3.000% DTD 15NOV2002 DUE 15NOV2007	U S Treasury Obligation	705,000	713,594
UNITED STATES TREAS NTS 3.375% DTD 30APR2002 DUE 30APR2004	U S Treasury Obligation	2,435,000	2,501,208
UNITED STATES TREAS NTS 4.000% DTD 15NOV2002 DUE 15NOV2012	U S Treasury Obligation	50,000	50,703
UNITED STATES TREAS NTS DTD 05/15/1999 5.500% 05/15/2009	U S Treasury Obligation	190,000	215,591
UNITED STATES TREAS NTS DTD 08/16/1999 6.00% MAT 08/15/2009	U S Treasury Obligation	300,000	348,844
UNITED STATES TREAS NTS DTD 11/15/1998 4.750% 11/15/2008	U S Treasury Obligation	1,470,000	1,604,597
UNITED STATES TREAS SEC STRIPPED INT PMT	U S Treasury Obligation	2,300,000	875,012
UNITED STATES TREASURY BOND 5.375% DTD 15FEB2001 DUE 15FEB2031	U S Treasury Obligation	315,000	343,448
UNITED STATES TREASURY NOTE 3.500% DTD 15NOV2001 DUE 15NOV2006	U S Treasury Obligation	1,310,000	1,363,225
Self-Directed Personal Choice Retirement Account:
*QWEST COMMUNICATIONS INTERNATIONAL INC.	Common Stock	30,554	152,770
GOVERNMENT SECURITIES	U. S. Government Obligations		147,056
OTHER MARKETABLE SECURITIES	Various		86,480,122
*PYRAMID DIRECTED ACCOUNT CASH FUND	Pooled Temporary Investment		77,617

Total Investments not including the Plan's Investment in the Master Trust			$2,567,314,542

*
Represents a party-in-interest

See accompanying independent auditors' report.

Qwest Savings & Investment Plan
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
As of December 30, 2002
Schedule l

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Shares or Units	Current Values
AT&T CORP CLA A COMMON STOCK	Common Stock	1,702,267	$44,344,055
AT&T WIRELESS SVCS INC COMMON STOCK	Common Stock	3,951,260	22,838,283
COMCAST CORP CLASS A CM	Common Stock	2,797,468	66,355,941
*QWEST COMMUNICATIONS INTL INC COM	Common Stock (cost of $1,991,851,449)	83,550,955	426,109,871
AIG SUNAMERICA GLOBAL FIN IX SERIES 144A	Corporate Debt Obligation	1,420,000	1,658,588
ALBERTSONS INC SR DEB 07/27/1999 7.450% 08/01/2029	Corporate Debt Obligation	395,000	437,850
ALLIANT ENERGY RESOURCES 9.750% DTD 12/26/2002 MAT 01/15/2013	Corporate Debt Obligation	160,000	159,166
ALLSTATE CORP DEB DTD 05/26/1998 6.900%	Corporate Debt Obligation	750,000	835,358
AMERADA HESS CORP 7.300% DTD 15AUG2001 DUE 15AUG2031	Corporate Debt Obligation	115,000	125,440
AMERICAN HOME PROD 6.250% DTD 30MAR2001 DUE 15MAR2006	Corporate Debt Obligation	175,000	191,065
AOL TIME WARNER INC 6.875% DTD 08APR2002 DUE 01MAY2012	Corporate Debt Obligation	70,000	74,129
AOL TIME WARNER INC 7.625% DTD 19APR2001 15APR2031	Corporate Debt Obligation	30,000	30,917
AOL TIME WARNER INC 7.700% DTD 08APR2002 DUE 01MAY2032	Corporate Debt Obligation	625,000	652,244
ARCHER-DANIELS-MIDLAND CO 5.875% DTD 01OCT2002 DUE 01OCT2032	Corporate Debt Obligation	100,000	100,199
AT& T WIRELESS SERVICES GROUP 8.75% NTS DTD 03/01/2001 MAT 03/01/2031	Corporate Debt Obligation	205,000	202,530
AT&T BROADBAND CORP 8.375% DTD 18NOV2002 DUE 15MAR2013	Corporate Debt Obligation	275,000	312,818
AT&T CORPORATION 6.500% DTD 31OCT2002 DUE 15MAR2013	Corporate Debt Obligation	140,000	140,843
AT&T CORPORATION SR NTS	Corporate Debt Obligation	45,000	49,732
AT&T WIRELESS GROUP 7.875% DTD 01SEP2001 DUE 01MAR2011	Corporate Debt Obligation	40,000	40,564
AVALONBAY CMNTYS INC MEDIUM TERM NTS TRANCHE # TR 00002	Corporate Debt Obligation	355,000	397,525
BANK OF AMERICA CORP 4.875% DTD 25SEP2002 DUE 15SEP2012	Corporate Debt Obligation	165,000	167,680
BANK OF AMERICA CORP 7.80% DTD 14FEB2000 DUE 15FEB2010	Corporate Debt Obligation	125,000	149,138
BAYERISCHE LANDESBANK GIRO 4.125% DTD 14JAN2002 DUE 14JAN2005	Corporate Debt Obligation	490,000	510,536
BOEING CO 7.950% 08/15/2024	Corporate Debt Obligation	365,000	437,255
BRE PROPERTIES INC 5.950% DTD 12MAR2002 DUE 15MAR2007	Corporate Debt Obligation	130,000	137,146
BURLINGTON NORTHERN SANTA FE 6.750% DTD 15MAY2001 DUE 15JUL2011	Corporate Debt Obligation	145,000	165,039
CALIFORNIA INFRASTRUCTURE & ECONOMIC DEV PG&E SER 1997-1 CTF CL A7	Corporate Debt Obligation	145,000	157,840
CALIFORNIA INFRASTRUCTURE 7 ECONOMI SERIES 1997-1 CLASS A6	Corporate Debt Obligation	165,000	180,201
CAPITAL AUTO RECEIVABLE ASSET TRUST SERIES 2002-3 CL A2A	Corporate Debt Obligation	580,000	591,617
CAPITAL AUTO RECV ABN SERIES 2002-2 CL A3	Corporate Debt Obligation	285,000	292,347
CHARTER ONE BK F S B 6.375% DTD 20MAY2002 DUE 15MAY2012	Corporate Debt Obligation	120,000	132,958
CINGULAR WIRELESS LLC 6.500% DTD 15JUN2002 DUE 15DEC2011	Corporate Debt Obligation	750,000	808,470
CIT GROUP INC 5.500% DTD 12/02/2002 MAT 11/30/2007	Corporate Debt Obligation	85,000	87,018
CITICORP 6.750% 08/15/2005	Corporate Debt Obligation	1,325,000	1,469,836
CITIGROUP INC 5.625% DTD 26AUG2002 DUE 27AUG2012	Corporate Debt Obligation	85,000	89,645
CITIGROUP INC 6.750% DTD 06DEC2000 DUE 01DEC2005	Corporate Debt Obligation	165,000	183,559
CITIGROUP INC SUB NOTES	Corporate Debt Obligation	260,000	302,544
CITIZENS COMMUNICATIONS CO 9.000% DTD 02/15/2002 DUE 15AUG2031	Corporate Debt Obligation	35,000	41,074
COCA COLA CO 5.75% DTD 30APR1999 DUE 30APR2009	Corporate Debt Obligation	360,000	383,220
COMCAST CABLE COMMUNICAT 6.750% DTD 16JAN2001 DUE 30JAN2011	Corporate Debt Obligation	815,000	850,069
COMED FUNDING LLC SERIES 1998 SERIES A-5	Corporate Debt Obligation	345,000	362,685

COMED TRANSITIONAL FUNDING TRUST SERIES 1998-1 CLASS A-6	Corporate Debt Obligation	1,135,000	1,238,898
CONAGRA FOODS INC 6.750% DTD 10SEP2001 DUE 15SEP2011	Corporate Debt Obligation	140,000	159,645
CONOCO FUNDING INC 5.450% DTD 11OCT2001 DUE 15OCT2006	Corporate Debt Obligation	315,000	340,329
CONOCO INC NT DTD 04/20/1999 6.350% 04/15/2009	Corporate Debt Obligation	105,000	117,522
CONOCOPHILLIPS SERIES 144A	Corporate Debt Obligation	60,000	60,509
CONOCOPHILLIPS SERIES 144A	Corporate Debt Obligation	85,000	84,871
CONSTELLATION ENERGY CORP 7.600% DTD 26MAR2002 DUE 01APR2032	Corporate Debt Obligation	95,000	97,446
CORPORATE PPTY INVS 7.180% DTD 02SEP1993 DUE 01SEP2013	Corporate Debt Obligation	265,000	292,989
CORPORATE PROPERTY INVS NT 144A 7.875% 03/15/2016	Corporate Debt Obligation	165,000	189,894
COX COMMUNICATIONS INC 6.750% DTD 09MAR2001 DUE 15MAR2011	Corporate Debt Obligation	45,000	48,545
DAIMLER CHRYSLER AUTO TRUST SERIES 2002-C CL A3	Corporate Debt Obligation	180,000	182,050
DEVON FING CORP U L C 7.875% DTD 03OCT2001 DUE 30SEP2031	Corporate Debt Obligation	200,000	236,434
DOW CHEM CO DTD 11/01/1999 7.375% 11/01/2029	Corporate Debt Obligation	220,000	238,933
DOW CHEM 5.750% DTD 13NOV2001 DUE 15DEC2008	Corporate Debt Obligation	750,000	783,810
DOW CHEMICAL 6.000% DTD 29AUG2002 DUE 01OCT2012	Corporate Debt Obligation	170,000	174,253
DUKE CAP CORP 6.250% DTD 15FEB2002 DUE 15FEB2013	Corporate Debt Obligation	40,000	35,731
DUKE ENERGY FIELD SERVICES 7.875% DTD 16AUG2000 DUE 16AUG2010	Corporate Debt Obligation	160,000	169,718
EOP OPERATING LP 6.750% DTD 02/15/2002 MAT 02/15/2012	Corporate Debt Obligation	155,000	167,014
ERP OPER LTD PARTNERSHIP NT PUTABLE/CALLABLE	Corporate Debt Obligation	515,000	547,811
FINANCEMENT QUEBEC 5.000% DTD 25OCT2002 DUE 25OCT2012	Corporate Debt Obligation	335,000	343,945
FIRST CHICAGO CORP SUB NT DTD 01/26/1994	Corporate Debt Obligation	75,000	83,793
FMR CORP DEB 144A	Corporate Debt Obligation	365,000	440,493
FMR CORP NT 144A	Corporate Debt Obligation	10,000	11,544
FORD CREDIT AUTO OWNER TRUST SERIES 2002-A CL A3A	Corporate Debt Obligation	175,000	178,509
FORD MOTOR CR CO 10/28/1999 7.375% 10/28/2009	Corporate Debt Obligation	295,000	292,906
FORD MOTOR CRED 7.750% DTD 15FEB2000 DUE 15FEB2007	Corporate Debt Obligation	750,000	770,505
FORD MTR CO DEL DEB DTD 09/30/1998 6.625% 10/01/2008	Corporate Debt Obligation	140,000	111,986
FORD MTR CO DEL GLOBAL LANDMARK SECS-GLOBLS	Corporate Debt Obligation	150,000	130,899
FORD MTR CR CO NT	Corporate Debt Obligation	75,000	69,659
FOSTERS BREWING GROUP LTD 6.875% DTD 15JUN2001 DUE 15JUN2011	Corporate Debt Obligation	675,000	770,324
GENERAL ELEC CAP CORP MED TERM NTS TRANCHE # TR 00443	Corporate Debt Obligation	750,000	872,670
GENERAL ELEC CAP CORP MEDIUM TERM NTS	Corporate Debt Obligation	525,000	580,440
GENERAL ELECTRIC CAP CORP 5.450% DTD 06DEC2002 DUE 15JAN2013	Corporate Debt Obligation	450,000	466,421
GENERAL MLS INC 3.875% DTD 20NOV2002 DUE 30NOV2007	Corporate Debt Obligation	315,000	318,569
GENERAL MOTORS ACCEPT CORP 7.750% DTD 19JAN2000 DUE 19JAN2010	Corporate Debt Obligation	750,000	793,065
GENERAL MOTORS ACCEPT CORP 8.00% DTD 02NOV01 DUE 01NOV2031	Corporate Debt Obligation	400,000	403,084
GENERAL MOTORS ACCEPTANCE CORP 6.875% DTD 29AUG2002 DUE 28AUG2012	Corporate Debt Obligation	395,000	390,446
GENERAL MOTORS 7.200% DTD 11JAN2001 DUE 15JAN2011	Corporate Debt Obligation	105,000	105,376
GOLDMAN SACHS GROUP INC 5.700% DTD 27AUG2002 DUE 01SEP2012	Corporate Debt Obligation	215,000	224,277
GOODRICH(B.F.)CO 7.625% DTD 10DEC2002 DUE 15DEC2012	Corporate Debt Obligation	170,000	176,032
GREENWICH CAP CMBS 2002-C1 TRANCHE A-3	Corporate Debt Obligation	830,000	854,518
GTE CORP DEB 6.940% 04/15/2028	Corporate Debt Obligation	55,000	57,871
HARMAN INTERNATIONAL INDUSTRIES,INC 7.125% DTD 19FEB2002 DUE 15FEB2007	Corporate Debt Obligation	65,000	68,570
HEINZ(H.J.)CO SERIES 144A	Corporate Debt Obligation	165,000	187,237
HJ HEINZ FINANCE CO SERIES 144A	Corporate Debt Obligation	135,000	145,985
HONDA AUTO RECEIVABLES OWNER TRST 3.50% DTD 29JAN2002 DUE 15OCT2005	Corporate Debt Obligation	180,000	183,388
HOUSEHOLD FIN CORP 6.750% DTD 09MAY2001 DUE 15MAY2011	Corporate Debt Obligation	215,000	229,945
HOUSEHOLD FIN CORP NT 6.400% 06/17/2008	Corporate Debt Obligation	150,000	160,179
HOUSEHOLD FINANCE 6.500% DTD 24JAN2001 DUE 24JAN2006	Corporate Debt Obligation	165,000	175,786
HRPT PPTYS TR 6.500% DTD 06DEC2002 DUE 15JAN2013	Corporate Debt Obligation	105,000	107,398
HYATT EQUITIES LLC SERIES 144A	Corporate Debt Obligation	85,000	84,755

J P MORGAN CHASE & CO 6.750% DTD 30JAN2001 DUE 01FEB2011	Corporate Debt Obligation	85,000	92,649
JP MORGAN CHASE COMMERCIAL MORTGAGE SERIES 2002-C1 CLASS A2	Corporate Debt Obligation	700,000	732,375
JP MORGAN CHASE 5.350% DTD 06MAR2002 DUE 01MAR2007	Corporate Debt Obligation	50,000	52,954
KERR MCGEE CORP 5.375% DTD 12APR2002 DUE 15APR2005	Corporate Debt Obligation	770,000	812,042
KINDER MORGAN SERIES 144A	Corporate Debt Obligation	125,000	131,013
KRAFT FOODS INC 5.625% DTD 11/02/2001 MAT 11/01/2011	Corporate Debt Obligation	85,000	91,129
KROGER CO SR NT SER B	Corporate Debt Obligation	90,000	103,289
LASMO USA INC GTD NT 7.500% 06/30/2006	Corporate Debt Obligation	1,350,000	1,535,355
LOCKHEED MARTIN CORP NT DTD 05/01/1996 7.75% 05/01/2026	Corporate Debt Obligation	260,000	317,080
MARATHON OIL CORP 6.000% DTD 21JUN2002 DUE 01JUL2012	Corporate Debt Obligation	750,000	793,358
MERRILL LYNCH & CO,INC 4.000% DTD 15NOV2002 DUE 15NOV2007	Corporate Debt Obligation	350,000	354,039
MMCA AUTO OWNER TR 2002-3 ASSET BKD NT CL A-3	Corporate Debt Obligation	385,000	390,840
MORGAN J P & CO MEDIUM TERM NTS TRANCHE #SB 00022	Corporate Debt Obligation	60,000	63,124
NORFOLK SOUTHN CORP NT DTD 04/26/1999 6.200% 04/15/2009	Corporate Debt Obligation	235,000	257,118
PECO ENERGY TRANSITION TRUST 1999-A SERIES A-4	Corporate Debt Obligation	245,000	260,239
PHILLIPS PETROLEUM 8.500% DTD 25MAY2000 DUE 25MAY2005	Corporate Debt Obligation	1,500,000	1,706,325
PROCTER & GAMBLE CO DEB 8.000% 09/01/2024	Corporate Debt Obligation	540,000	703,442
PROCTER & GAMBLE PROFIT SHARING TR GTD ESOP DEB SER A	Corporate Debt Obligation	105,000	143,082
PRUDENTIAL INS CO AMER 8.300% 07/01/2025	Corporate Debt Obligation	150,000	167,976
PS&G TRANSITION FINDING LLC SERIES 2001-1 CL A7	Corporate Debt Obligation	275,000	315,587
PSEG POWER LLC 8.625% DTD 10/15/2001 DUE 15APR2031	Corporate Debt Obligation	35,000	37,783
PULTE CORP 7.300% 10/24/2005	Corporate Debt Obligation	110,000	117,633
RAYTHEON CO DTD 11/04/1998 6.150% 11/01/2008	Corporate Debt Obligation	75,000	81,036
RUSSELL FRANK CO GTD NT 144A	Corporate Debt Obligation	1,000,000	1,078,730
SAFEWAY INC 3.800% DTD 12AUG2002 DUE 15AUG2005	Corporate Debt Obligation	100,000	101,372
SAFEWAY INC 6.150% DTD 05MAR2001 01MAR2006	Corporate Debt Obligation	750,000	812,655
SEARS ROEBUCK ACCEP CORP MTNBE 6.700% DTD 25MAR2002 DUE 15APR2012	Corporate Debt Obligation	15,000	14,277
SPIEKER PPTYS L P NT DTD 05/11/1999 7.250% 05/01/2009	Corporate Debt Obligation	275,000	299,412
SPRINT CAP CORP DTD 11/16/1998 6.875% 11/15/2028	Corporate Debt Obligation	45,000	36,225
SPRINT CAP CORP DTD 11/16/1998 6.875% 11/15/2028	Corporate Debt Obligation	350,000	281,750
SPRINT CAP CORP NT DTD 05/06/1999 6.900% 05/01/2019	Corporate Debt Obligation	110,000	90,200
SPRINT CAPITAL CORP. 6.000% DTD 15JAN2002 DUE 15JAN2007	Corporate Debt Obligation	45,000	42,525
TARGET CORP 7.500% DTD 10AUG2000 DUE 15AUG2010	Corporate Debt Obligation	100,000	118,972
TECO ENERGY INC 7.200% DTD 01MAY2001 DUE 01MAY2011	Corporate Debt Obligation	295,000	252,225
TIAA GLOBAL MARKETS 4.125% DTD 31OCT2002 DUE 15NOV2007	Corporate Debt Obligation	250,000	258,948
TYSON FOODS,INC(DEL.) 8.250% DTD 01APR2002 DUE 01OCT2011	Corporate Debt Obligation	40,000	47,420
U S AIR INC ENHANCED EQUIPMENT NT CL	Corporate Debt Obligation	639,216	544,011
VALERO ENERGY CORP 7.500% DTD 15APR2002 DUE 15APR2032	Corporate Debt Obligation	245,000	249,057
VERIZON GLOBAL FDG CORP 7.250% DTD 06/01/2001 DUE 01DEC2010	Corporate Debt Obligation	750,000	854,528
VERIZON GLOBAL 6.875% DTD 21JUN2002 DUE 15JUN2012	Corporate Debt Obligation	60,000	67,108
VERIZON NEW YORK INC 6.875% DTD 28MAR2002 DUE 01APR2012	Corporate Debt Obligation	65,000	73,224
VERIZON WIRELESS INC 5.375% DTD 15JUN2002 DUE 15DEC2006	Corporate Debt Obligation	750,000	784,418
VIACOM INC 6.400% DTD 17JAN2001 DUE 30JAN2006	Corporate Debt Obligation	190,000	207,890
VIACOM INC 7.700% DTD 01AUG2000 DUE 30JUL2010	Corporate Debt Obligation	1,000,000	1,190,610
VIRGINIA ELECTRIC & POWER CO 5.375% DTD 30JAN2002 DUE 01FEB2007	Corporate Debt Obligation	55,000	58,343
WAL MART STORES INC NT 6.875% 08/10/2009	Corporate Debt Obligation	165,000	194,707
WASHINGTON MUT INC 5.625% DTD 11JAN2002 DUE 15JAN2007	Corporate Debt Obligation	115,000	123,214
WELLS FARGO & CO 5.00% DTD 06NOV02 DUE 15NOV2014	Corporate Debt Obligation	80,000	81,094
WELLS FARGO FINL INC 4.875% DTD 12JUN2002 DUE 12JUN2007	Corporate Debt Obligation	120,000	127,855
WESTINGHOUSE CR CORP NT DTD 06/14/1990 8.875% 06/14/2014	Corporate Debt Obligation	100,000	126,065

WESTVACO CORP NT DTD 01/18/2000 8.200% 01/15/2030	Corporate Debt Obligation	80,000	93,321
WEYERHAEUSER CO 5.25% DTD 17DEC2002 DUE 15DEC2009	Corporate Debt Obligation	395,000	400,084
WEYERHAEUSER CO 7.375% DTD 15SEP2002 DUE 15MAR2032	Corporate Debt Obligation	20,000	21,772
FANNIE MAE 4.250% DTD 22JUL2002 DUE 15JUL2007	Federal Agency Obligation	150,000	158,438
FANNIE MAE 5.500% DTD 18JUL2001 DUE 18JUL2006	Federal Agency Obligation	380,000	388,193
FEDERAL HOME BKS 4.125% DTD 15NOV2001 DUE 15NOV2006	Federal Agency Obligation	350,000	368,375
FEDERAL HOME LN BKS 2.125% DTD 10DEC2002 DUE 15DEC2004	Federal Agency Obligation	1,300,000	1,307,319
FEDERAL HOME LN MTG CORP DTD 03/12/1999 5.750% 03/15/2009	Federal Agency Obligation	605,000	680,437
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD	Federal Agency Obligation	240,000	246,077
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD	Federal Agency Obligation	605,000	615,394
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD	Federal Agency Obligation	270,000	301,928
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD	Federal Agency Obligation	280,000	287,613
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD	Federal Agency Obligation	230,000	240,111
FEDERAL HOME LN MTG CORP PARTN CTF GROUP #C00785	Federal Agency Obligation	37,261	38,973
FEDERAL HOME LN MTG CORP PARTN CTF GROUP #C71284	Federal Agency Obligation	6,460,139	6,737,086
FEDERAL HOME LN MTG CORP TBA GOLD 5.500% 01/19/2030	Federal Agency Obligation	345,000	352,117
FEDERAL HOME LN MTG CORP PARTN CTF GROUP #E81915	Federal Agency Obligation	133,066	142,013
FEDERAL HOME LN MTG CORP PARTN CTF GROUP #G00958	Federal Agency Obligation	869,470	909,961
FEDERAL HOME LN MTG CORP PARTN CTF GROUP #W10001	Federal Agency Obligation	320,000	346,400
FEDERAL HOME LN MTG CORP TBA GOLD 6.500% 01/01/2033	Federal Agency Obligation	485,000	505,084
FEDERAL HOME LOAN MORTGAGE CORP 4.500% DTD 04/15/2002 MAT 04/15/2005	Federal Agency Obligation	140,000	141,138
FEDERAL JUDICIARY OFFICE BLDG DTD 08/03/1988 10.35% 08/03/2018	Federal Agency Obligation	325,000	510,455
FEDERAL NATIONAL MORTGAGE ASSOCIATION 5.500% DTD 23FEB2001 DUE 15FEB2006	Federal Agency Obligation	305,000	333,499
FEDERAL NATIONAL MORTGAGE ASSOCIATION 6.625% DTD 13OCT2000 DUE 15OCT2007	Federal Agency Obligation	420,000	486,940
FEDERAL NATIONAL MORTGAGE ASSOCIATION 7.250% DTD 05MAY2000 DUE 15MAY2030	Federal Agency Obligation	140,000	175,832
FEDERAL NATL MTG ASSN 30YR 5.500% 02/14/2030	Federal Agency Obligation	4,665,000	4,727,686
FEDERAL NATL MTG ASSN 5.375% DTD 11/23/2001 MAT 11/15/2011	Federal Agency Obligation	145,000	157,643
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #253394	Federal Agency Obligation	147,621	159,079
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #253635	Federal Agency Obligation	293,166	311,929
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #253943	Federal Agency Obligation	50,206	53,068
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #253947	Federal Agency Obligation	190,940	205,245
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #254261	Federal Agency Obligation	696,719	735,074
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #509701	Federal Agency Obligation	15,644	16,638
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #512673	Federal Agency Obligation	120,244	127,882
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #535988	Federal Agency Obligation	486,083	511,417
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #535996	Federal Agency Obligation	2,558,465	2,719,751
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #541427	Federal Agency Obligation	220,004	231,988
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #545996	Federal Agency Obligation	6,627,386	6,972,805
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #550791	Federal Agency Obligation	25,146	26,516

FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #588104	Federal Agency Obligation	42,815	44,828
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #592889	Federal Agency Obligation	467,186	489,158
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #612859	Federal Agency Obligation	728,202	766,156
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #614334	Federal Agency Obligation	61,708	64,924
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #621398	Federal Agency Obligation	301,916	317,664
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #627637	Federal Agency Obligation	40,139	42,348
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #630613	Federal Agency Obligation	122,972	129,386
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #634503	Federal Agency Obligation	315,531	332,901
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #640180	Federal Agency Obligation	387,832	405,894
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #647725	Federal Agency Obligation	948,413	992,581
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #655114	Federal Agency Obligation	234,080	248,526
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #F069OB	Federal Agency Obligation	290,000	298,445
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #F070PG	Federal Agency Obligation	710,000	728,978
FEDERAL NATL MTG ASSN GTD REMIC PASS THRU CTF REMIC TR	Federal Agency Obligation	205,000	209,215
FEDERAL NATL MTG ASSN REMIC TR 1997-M5 CL-C	Federal Agency Obligation	445,000	498,836
FEDERAL NATL MTG ASSN REMIC TR 2001-51 CL PC	Federal Agency Obligation	480,000	488,856
FEDERAL NATL MTG ASSN SER N DTD 05/11/1998 6.000%	Federal Agency Obligation	905,000	1,026,614
FEDERAL NATL MTG ASSN TBA 5.500% 01/01/2014	Federal Agency Obligation	2,505,000	2,588,366
FEDERAL NATL MTG ASSN TBA 6.00% 01/01/2030	Federal Agency Obligation	4,155,000	4,290,038
FEDERAL NATL MTG ASSN TBA 6.00% 02/01/2030	Federal Agency Obligation	16,000,000	16,490,000
FEDERAL NATL MTG ASSN TBA 6.500% 01/01/2030	Federal Agency Obligation	11,000,000	11,450,340
FHLMC REMIC SERIES 005 TRANCHE A6	Federal Agency Obligation	192,669	206,283
FHLMC REMIC SERIES SERIES T-42 CLASS A2	Federal Agency Obligation	170,000	176,941
FINANCING CORP BD 9.40% 02/08/2018	Federal Agency Obligation	230,000	335,871
FREDDIE MAC 6.000% DTD 29MAY2002 DUE 25MAY2012	Federal Agency Obligation	325,000	339,320
GOVERNMENT NATIONAL MORTGAGE ASSOCIATION TBA	Federal Agency Obligation	345,000	356,940
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL #569780	Federal Agency Obligation	148,647	157,645
GOVERNMENT NATL MTG ASSN TBA 6.000% 01/25/2030	Federal Agency Obligation	660,000	686,915
GOVERNMENT NATL MTG ASSN TBA 6.500% 01/25/2030	Federal Agency Obligation	1,385,000	1,447,103
GOVERNMENT NATL MTG ASSN TBA 7.000% 01/25/2030	Federal Agency Obligation	1,230,000	1,297,269
GOVERNMENT NATL MTG ASSN TBA 8.000% 01/25/2030	Federal Agency Obligation	1,180,000	1,267,391
STUDENT LN MKTG ASSN 3.375% DTD 06/14/2002 MAT 07/15/2004	Federal Agency Obligation	1,145,000	1,176,488
BRITISH COLUMBIA PROV CDA 4.625% DTD 03OCT2001 DUE 03OCT2006	Foreign Corporate Debt Obligation	190,000	201,879
BRITISH TELECOMMUNICATIONS 7.625% DTD 12DEC2000 DUE 15DEC2005	Foreign Corporate Debt Obligation	220,000	248,369
BURLINGTON RES FIN CO 7.400% DTD 01JUN2002 DUE 01DEC2031	Foreign Corporate Debt Obligation	750,000	882,795
DEUTSCHE TELEKOM INT FIN 9.250% DTD 29MAY2002 DUE 01JUN2032	Foreign Corporate Debt Obligation	140,000	178,083
FRANCE TELECOM SERIES W.I.	Foreign Corporate Debt Obligation	195,000	237,970
KOREA DEVELOPMENT BANK 4.250% DTD 13NOV2002 DUE 13NOV2007	Foreign Corporate Debt Obligation	70,000	70,825
PETRONAS CAPITAL LTD SERIES 144A	Foreign Corporate Debt Obligation	170,000	186,398
VODAFONE GROUP PLC NOTES	Foreign Corporate Debt Obligation	1,000,000	1,182,140
AFRICAN DEV BANK SUB 8.80% 09/01/2019	Foreign Government Obligation	125,000	166,885
INTERNATIONAL BK FOR RECON & DEV US# GLO9BAL NOTE	Foreign Government Obligation	300,000	323,625
MEXICAN UNITED STATES 8.000% DTD 24SEP2002 DUE 24SEP2022	Foreign Government Obligation	185,000	191,475
NEW BRUNSWICK(PROVINCE OF),CANADA 3.500% DTD 23OCT2002 DUE 23OCT2007	Foreign Government Obligation	260,000	264,438
NOVA SCOTIA(PROVINCE OF),CANADA 5.750% DTD 26FEB2002 DUE 27FEB2012	Foreign Government Obligation	130,000	143,125

ONTAIO PROV CDA DTD 08/04/1995 7.000% 08/04/2005	Foreign Government Obligation	310,000	345,997
QUEBEC PROV CDA 7.500% 09/15/2029	Foreign Government Obligation	240,000	300,216
QUEBEC PROV CDA GLOBAL BD	Foreign Government Obligation	245,000	279,251
UNITED MEXICAN STATES 8.300% DTD 13AUG1993 DUE 15AUG2031	Foreign Government Obligation	110,000	116,600
BANK OF AMERICA JENNISON #01-155	Guaranteed Investment Contract	101,344,225	101,344,225
CAISSE DES DEPOTS (CDC) BRIC #240-05	Guaranteed Investment Contract	10,022,190	10,022,190
JACKSON NATIONAL LIFE #G-1171-2	Guaranteed Investment Contract	7,024,235	7,024,235
METROPOLITAN LIFE INS CO CONTRACT #28459	Guaranteed Investment Contract	98,171,295	98,171,295
MONUMENTAL LIFE INS CO GIC MDA00273	Guaranteed Investment Contract	90,696,654	90,696,654
MONUMENTAL LIFE INSURANCE CONTRACT#MDA00225TR	Guaranteed Investment Contract	11,626,952	11,626,952
MONUMENTAL LIFE GIC# MDA00108 6.630% 01/01/2025	Guaranteed Investment Contract	44,908,294	44,908,294
MORGAN GUARANTY TRUST CO #433122-Z	Guaranteed Investment Contract	90,119,008	90,119,008
PRUDENTIAL GA-10025-212 01/31/2003	Guaranteed Investment Contract	12,610,520	12,610,520
STATE STREET BANK & TRUST 99040 4.930% 07/02/2001	Guaranteed Investment Contract	139,754,039	139,754,039
UBS INC CONTRACT #5060	Guaranteed Investment Contract	152,906,412	152,906,412
*QSIP OUTSTANDING LOANS TO PARTICIPANTS	Loans with interest ranging from 4.62% to 11.75%)	86,837,134	86,837,134
*BGI MONEY MARKET FUND FOR EBT	Money Market Fund	71	71
*BGI EQUITY INDEX FUND F	Pooled Common Stock	48,197,710	574,998,680
*CAP GUARDIAN INT'L EQUITY	Pooled Common Stock	26,942,334	190,482,299
*MELLON DAILY LIQUIDITY ASSET ALLOCATION FUND	Pooled Common Stock	542,404	44,612,204
*PYRAMID DIRECTED ACCOUNT CASH FUND	Pooled Temporary Investment (cost of $105,713,708)	105,713,708	105,713,708
U.S. GOVERNMENT TREASURY NOTES 3.000% DTD 30NOV2001 DUE 30NOV2003	U S Treasury Obligation	295,000	299,794
U.S. GOVERNMENT TREASURY NOTES 6.125% DTD 15AUG1997 DUE 15AUG2007	U S Treasury Obligation	70,000	80,609
UNITED STATES TREAS BD BD DTD 11/16/1998 5.250% 11/15/2028	U S Treasury Obligation	1,835,000	1,922,163
UNITED STATES TREAS BD DTD 02/16/1999 5.250% 02/15/2029	U S Treasury Obligation	6,810,000	7,139,876
UNITED STATES TREAS BDS DTD 02/15/1985 11.250% 02/15/2015	U S Treasury Obligation	340,000	557,600
UNITED STATES TREAS BDS DTD 02/15/1986 9.250% 02/15/2016	U S Treasury Obligation	795,000	1,183,556
UNITED STATES TREAS BDS DTD 08/15/1983 12.000% 08/15/2013	U S Treasury Obligation	4,860,000	7,075,868
UNITED STATES TREAS BDS DTD 08/15/1987 8.875% DUE 08/15/2017	U S Treasury Obligation	670,000	983,225
UNITED STATES TREAS BDS DTD 08/15/1989 8.125% 08/15/2019	U S Treasury Obligation	1,385,000	1,892,689
UNITED STATES TREAS BDS DTD 11/15/1988 9.000% 11/15/2018	U S Treasury Obligation	135,000	201,867
UNITED STATES TREAS BDS DTD 11/17/1980 12.750% 11/15/2010	U S Treasury Obligation	3,595,000	4,653,296
UNITED STATES TREAS NOTES DTD 05/15/1995 6.500% 05/15/2005	U S Treasury Obligation	100,000	111,031
UNITED STATES TREAS NTS 2.00% DTD 02DEC2002 DUE 30NOV2004	U S Treasury Obligation	620,000	625,233
UNITED STATES TREAS NTS 2.875% DTD 30JUN2002 DUE 30JUN2004	U S Treasury Obligation	150,000	153,329
UNITED STATES TREAS NTS 3.000% DTD 15NOV2002 DUE 15NOV2007	U S Treasury Obligation	705,000	714,475
UNITED STATES TREAS NTS 3.375% DTD 30APR2002 DUE 30APR2004	U S Treasury Obligation	2,435,000	2,501,208
UNITED STATES TREAS NTS 4.000% DTD 15NOV2002 DUE 15NOV2012	U S Treasury Obligation	50,000	50,875
UNITED STATES TREAS NTS DTD 05/15/1999 5.500% 05/15/2009	U S Treasury Obligation	190,000	215,946

UNITED STATES TREAS NTS DTD 11/15/1998 4.750% 11/15/2008	U S Treasury Obligation	1,470,000	1,561,416
UNITED STATES TREAS SEC STRIPPED INT PMT	U S Treasury Obligation	2,300,000	879,727
UNITED STATES TREASURY BOND 5.375% DTD 15FEB2001 DUE 15FEB2031	U S Treasury Obligation	315,000	330,553
UNITED STATES TREASURY NOTE 3.500% DTD 15NOV2001 DUE 15NOV2006	U S Treasury Obligation	1,310,000	1,364,444
Self-Directed Personal Choice Retirement Account:
*QWEST COMMUNICATIONS INTERNATIONAL INC.	Common Stock	30,554	155,826
GOVERNMENT SECURITIES	U. S. Government Obligations		141,484
OTHER MARKETABLE SECURITIES	Various		86,122,992
*PYRAMID DIRECTED ACCOUNT CASH FUND	Pooled Temporary Investment		32,578

Total Investments not including the Plan's Investment in the Master Trust			$2,575,087,427

*
Represents a party-in-interest

See accompanying independent auditors' report

Qwest Savings & Investment Plan
Schedule H, Line 4j—Schedule of Reportable Transactions (a)(b)
For the Year Ended December 30, 2002
Schedule III

Identity of Party Involved	Description of Asset	Purchase Price	Sales Price	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or Loss
*Deutsche Bank Trust Company	Deutsche Bank Pyramid Directed Account Cash Fund	$1,438,581,041	$—	$—	$1,438,581,041	$1,438,581,041	$—
*Deutsche Bank Trust Company	Deutsche Bank Pyramid Directed Account Cash Fund	—	1,388,235,116	—	1,388,235,116	1,388,235,116	—

(a)
Represents a series of transactions in excess of 5% of the fair value of Plan net assets at the beginning of the Plan year.

(b)
Includes participant and non-participant directed transactions as non-participant directed information is not separately maintained.

*
Represents a party-in-interest.

See accompanying independent auditors' report.

Qwest Savings & Investment Plan
Schedule G, Part III — Schedule of Nonexempt Transactions
For the Year Ended December 30, 2002
Schedule IV

Identity of Party Involved	Relationship to Plan, Employer Or Other Party-In- Interest	Description of Transactions	Transaction Amount
*Qwest Communications International Inc.	Plan Sponsor	Employee contributions not timely remitted to the Plan for certain pay periods in January through April 2002. Corrected and remitted on December 20, 2002	$36,230(a	)
*Qwest Communications International Inc.	Plan Sponsor	Employee contributions not timely remitted to the Plan for certain pay periods in January 2002. Corrected and remitted on March 8, 2002	99 (b	)
*Qwest Communications International Inc.	Plan Sponsor	Employee contributions not timely remitted to the Plan for certain pay periods in February 2002. Corrected and remitted on April 5, 2002	86 (b	)
*Qwest Communications International Inc.	Plan Sponsor	Employee contributions not timely remitted to the Plan for certain pay periods in April 2002. Corrected and remitted on May 24, 2002	375 (b	)
*Qwest Communications International Inc.	Plan Sponsor	Employee contributions not timely remitted to the Plan for certain pay periods in April 2002. Corrected and remitted on June 7, 2002	81 (b	)
*Qwest Communications International Inc.	Plan Sponsor	Employee contributions not timely remitted to the Plan for certain pay periods in June 2002. Corrected and remitted on August 16, 2002	48 (b	)
*Qwest Communications International Inc.	Plan Sponsor	Employee contributions not timely remitted to the Plan for certain pay periods in June and July 2002. Corrected and remitted on August 30, 2002	4,394 (b	)
*Qwest Communications International Inc.	Plan Sponsor	Employee contributions not timely remitted to the Plan for certain pay periods in January, April, and June 2002. Corrected and remitted on October 11, 2002	283 (b	)
*Qwest Communications International Inc.	Plan Sponsor	Employee contributions not timely remitted to the Plan for certain pay periods in July and October 2002. Corrected and remitted on November 22, 2002	4,307 (b	)
*Qwest Communications International Inc.	Plan Sponsor	Employee contributions not timely remitted to the Plan for certain pay periods in February and November 2002. Corrected and remitted on January 3, 2003	32,174 (b	)
*Qwest Communications International Inc.	Plan Sponsor	Employee contributions not timely remitted to the Plan for certain pay periods in February, June, November, and December 2002 have not been corrected or remitted.	6,125 (b	)

(a)
Interest was calculated at the corporate federal underpayment rate for the period of time the employer had control of the funds and is not included in the transaction amount. Total interest remitted to the participants was $2,717.

(b)
Interest was calculated at the corporate federal underpayment rate for the period of time the employer had control of the funds and is not included in the transaction amount. Total interest due the participants is $561.

*
Represents a party-in-interest.

See accompanying independent auditors' report.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Qwest Savings & Investment Plan

6/30/2003 Date	/s/ OREN G. SHAFFER Oren G. Shaffer Authorized Representative